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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                               ----------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(9) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                          INFORMATION ADVANTAGE, INC.
                           (Name of Subject Company)

                          INFORMATION ADVANTAGE, INC.
                       (Name of Person Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                  45669P 10 1
                         (CUSIP Number of Common Stock)

                               ----------------

                                 Larry J. Ford
                     President and Chief Executive Officer
                     7905 Golden Triangle Drive, Suite 190
                         Eden Prairie, Minnesota 55344
                                 (612) 833-3700

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications
                     on Behalf of Person Filing Statement)

                                   Copies to:

         Brian D. Wenger, Esq.                   Jay K. Hachigian, Esq.
        Thomas F. Steichen, Esq.                Gunderson Dettmer Stough
           Briggs and Morgan              Villeneuve Franklin & Hachigian, LLP
        Professional Association                 155 Constitution Drive
            2400 IDS Center                   Menlo Park, California 94025
      Minneapolis, Minnesota 55402                   (650) 321-2400
             (612) 334-8400

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                                 INTRODUCTION

  This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or this "Statement") relates to an offer by Sterling Software Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Sterling Software, Inc., a Delaware corporation, to purchase all of the Shares (as defined below) of Information Advantage, Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined herein shall have the meaning assigned to them in the Offer to Purchase dated July 21, 1999, a copy of which is filed as Exhibit (a)(1) hereto (the "Offer to Purchase").

Item 1. Security and Subject Company.

  The name of the subject company is Information Advantage, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 7905 Golden Triangle Drive, Suite 190, Eden Prairie, Minnesota 55344. The title of the class of equity securities to which this Statement relates is the common stock, $0.01 par value, of the Company (the "Common Stock"). Unless the context otherwise requires, as used herein the term "shares" shall mean shares of Common Stock including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated March 1, 1999, as amended, between the Company and Norwest Bank, N.A as Rights Agent (the "Rights Agreement").

Item 2. Tender Offer of the Bidder.

  This Statement relates to the tender offer (the "Offer") disclosed in the
Schedule 14D-1 dated July 21, 1999 (as amended or supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") by Sterling Software, Inc., a Delaware corporation ("Parent"), and its wholly owned subsidiary, Sterling Software Acquisition Corp., a Delaware corporation (the "Purchaser"), relating to an offer by the Purchaser to purchase all outstanding Shares at $6.50 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal ("Letter of Transmittal"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. The principal executive offices of the Purchaser and Parent are located at 300 Crescent Court, Suite 1200, Dallas, Texas 75201.

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of July 15, 1999 (the "Merger Agreement") among the Company, Parent and the Purchaser. A copy of the Merger Agreement is filed as Exhibit (c)(1) to this Statement and is hereby incorporated by reference. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law ("DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of the Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent or the Purchaser or any other subsidiary of Parent and Shares held by stockholders of the Company who have properly perfected their dissenters rights, if any, under Delaware law) shall, by virtue of the Merger and without any action on the part of the Purchaser, the Company or the holder thereof, be converted into and shall become the right to receive $6.50 in cash, without interest (the "Merger Consideration"). The Merger Agreement is summarized in
Item 3 of this Schedule 14D-9.

Item 3. Identity and Background

 (a) Name and Address of the Company

  The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company together with its subsidiaries, viewed as a single entity.
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 (b)(i) Arrangements with the Company's Executive Officers, Directors or
Affiliates

  Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are described in the Information Statement of the Company attached to this statement as Schedule I (the "Information Statement"). The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 issued under the Exchange Act in connection with the Purchaser's right (after consummation of the Offer) to designate persons to the Board of Directors of the Company other than at a meeting of the stockholders of the Company. The Information Statement is herein incorporated by reference.

  Each of the Company's executive officers and directors has entered into one or more option agreements pursuant to the Company's 1997 Equity Incentive Plan. All such options shall be assumed by Parent immediately at the time of the consummation of the Merger, as more fully described below under "The Merger Agreement--Options."

  The amendment to the Company's 1997 Equity Incentive Plan (the "Equity Incentive Plan") described in the Company's Proxy Statement dated May 10, 1999, relating to its June 22, 1999 Annual Meeting of Stockholders, which increased the authorized number of shares of Common Stock that may be offered under the Equity Incentive Plan from 1,507,871 to 2,500,000 shares, was approved by the Stockholders of the Company at the annual meeting on June 22, 1999.

  Parent has reached an oral understanding with Larry Ford, President and Chief Executive Officer of the Company, with respect to Larry Ford's employment with the Company. In the event Mr. Ford does not come to an agreement with the Company with respect to his role with the Company following the Merger, the agreement will provide that (i) Mr. Ford will remain an employee of the Company and the Company will pay Mr. Ford his then current base salary and on-target bonus (a total of $310,000 per year) over a two year period based on the Company's regular payroll practice; (ii) Parent will provide Mr. Ford and anyone entitled to claim under or through him with benefits under the applicable employee benefit plans (to the extent legally permissible) of Parent until such time as he is no longer an employee of the Company; (iii) Company will reimburse Mr. Ford up to a maximum of $5,000 per month for his office, secretarial support and related expenses until the earlier of the period ending two years following the Effective Time or his acceptance of other employment; and (iv) all of Mr. Ford's outstanding options will accelerate upon his ceasing to be an employee, unless such options are to be sooner accelerated under existing agreements between the Company and Mr. Ford. In the event Mr. Ford comes to an alternative agreement with the Company regarding his employment following the Closing and his position is thereafter terminated by the Company for any reason within one year after the Closing, the agreement will provide that he will receive the payments and benefits from the Company following such termination as set forth in (i), (ii) and (iv) above. Parent also may enter into severance agreements with certain other executive officers of the Company. The specific terms of such new severance agreements have not yet been determined.

  The Company has previously entered into indemnification agreements with each officer or director of the Company. The indemnification agreements generally provide (i) for indemnification against all costs and expenses (including attorneys' fees) actually and reasonably incurred in connection with the investigation, defense or appeal of any threatened, pending or completed action, suit or proceeding related to the fact that such indemnitee is or was serving the Company as a director, officer, employee, agent or fiduciary, or by reason of anything done or not done by such indemnitee in any such capacity and any and all judgments, fines, penalties and amounts paid in settlement of any claim, unless it is determined that such indemnification is not permitted under applicable law or as a result of certain culpable action by such indemnitee and (ii) for the prompt advancement of expenses to an indemnitee as well as the reimbursement by such indemnitee of any such advances to the Company if it is determined that the indemnitee is not entitled to such indemnification. Indemnitees' rights under the indemnification agreements are not exclusive of any other rights they may have under the DGCL, the Company's Bylaws or otherwise.

  Article 9 of the Certificate of Incorporation of the Company, as amended to date, limits the personal liability of directors of the Company and provides for indemnification of the officers and directors of the Company, in each case to the fullest extent permitted by the DGCL. A copy of such Article 9 has been filed as Exhibit (c)(5)

                                       2
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to this Schedule 14D-9 and is incorporated herein by reference in its entirety. Article V of the Bylaws of the Company also provides for indemnification of officers and directors of the Company. A copy of such
Article V has been filed as Exhibit (c)(6) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

  Pursuant to the Merger Agreement, the officers and directors of the Company are given additional indemnification rights. The Merger Agreement is attached as an exhibit to this Schedule 14D-9.

 (ii) Arrangements with Sterling Software, Inc., its Executive Officers, Directors and Affiliates

Merger Agreement

  The following is a summary of certain provisions of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement filed with the Commission as an exhibit to the
Schedule 14D-9 and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.

  The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than five business days after the initial public announcement of the execution and delivery of the Merger Agreement. The obligation of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer is subject to the satisfaction of (i) the Minimum Condition (as described in the "Conditions of the Offer" section below) prior to the expiration of the Offer and (ii) certain other conditions described in the "Conditions to the Offer" section below. The Merger Agreement provides that without the prior written consent of the Company, Purchaser will not (and Parent shall cause Purchaser not to) (i) decrease or change the form of the Offer Consideration or decrease the number of Shares sought pursuant to the Offer, (ii) impose additional conditions to the Offer, (iii) extend the expiration date of the Offer beyond the initial expiration date of the Offer (which shall be the 20th business day after commencement of the Offer), except (A) as required by applicable law, (B) that if, immediately prior to the expiration date of the Offer (as it may be extended), the Shares tendered and not withdrawn pursuant to the Offer constitute more than 75% and less than 90% of the outstanding Shares, Purchaser may extend the Offer for one or more periods not to exceed an aggregate of fifteen business days, notwithstanding that all conditions to the Offer are satisfied as of such expiration date of the Offer and (C) that if any condition to the Offer has not been satisfied or waived, Purchaser may, in its sole discretion, extend the expiration date of the Offer for one or more periods, provided that the expiration date of the Offer may not be extended beyond October 31, 1999, (iv) waive the Minimum Condition, or (v) amend any term or other condition of the Offer in any manner materially adverse to holders of Shares; provided, however, that, except as set forth above and subject to applicable legal requirements, Purchaser may waive any condition to the Offer other than the Minimum Condition in its sole discretion; and provided further that the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the Commission. Purchaser will, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, accept for payment, and pay for, in accordance with the terms and subject to the conditions of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the expiration date thereof.

  Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, corporate organization, subsidiaries, authority to enter into the Merger Agreement, no conflicts between the Merger Agreement and the certificate of incorporation and bylaws of the Company, certain agreements to which the Company or its assets may be subject and applicable law, required consents, capital stock, options or other rights to acquire Shares, filings with the Commission, financial statements, absence of certain changes or events, undisclosed liabilities, disclosures in proxy statement and tender offer documents, real property, software, Year

                                       3
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2000 compliance of the Company's software products, intellectual property, material contracts, litigation, compliance with applicable laws, environmental matters, tax matters, benefit plans, absence of changes in benefit plans, labor matters, brokers' and finders' fees, receipt of the Financial Advisor Opinion, votes required to approve the Merger Agreement, and the Rights Agreement.

  In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to the Company with respect to, among other things, corporate organization, authority to enter into the Merger Agreement, no conflicts between the Merger Agreement and the certificate of incorporation and by-laws of Parent and Purchaser, certain agreements to which Purchaser or Parent or their assets may be subject and applicable law, required consents, disclosures in proxy statements and tender offer documents and financing.

  Certain representations and warranties in the Merger Agreement are qualified as to "materiality" or "Material Adverse Effect." For the purposes of the Merger Agreement and the Offer to Purchase, "Material Adverse Effect" with respect to any person means any event, change, occurrence, effect, fact or circumstance having, or which would reasonably be expected to have, a material adverse effect on (i) the ability of such person to perform its obligations under the Merger Agreement or to consummate the transactions contemplated thereby or (ii) the condition (financial or otherwise), assets, liabilities, properties, results of operations, cash flows, value or business of such person and its subsidiaries taken as a whole.

  The Company Board. Promptly after (i) the purchase of and payment for any Shares by Purchaser or any of its affiliates pursuant to the Offer as a result of which Purchaser and its affiliates own beneficially at least a majority of the then outstanding Shares and (ii) compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, whichever shall occur later, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board as is equal to the product of the total number of directors on such Board (after giving effect to any resulting increase in the size of such Board pursuant to Section 1.4 of the Merger Agreement) multiplied by the percentage that the number of Shares beneficially owned by Purchaser at such time (including Shares so accepted for payment) bears to the total number of Shares then outstanding (such persons, the "Parent Designees"). In furtherance thereof, the Company shall, upon request of Parent, use its best efforts promptly either to increase the size of its Board of Directors or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable the Parent Designees to be so elected or appointed to the Company Board, and the Company shall take all actions available to the Company to cause such designees of Parent to be so elected or appointed. At such time, the Company shall, if requested by Parent, also take all action necessary to cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as Parent is entitled to designate on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board.

  The Merger Agreement provides that the Company shall promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under the Merger Agreement, including mailing to stockholders the information required by such
Section 14(f) and Rule 14f-1 (or including such information in the Schedule 14D-9 initially filed with the Commission and distributed to the stockholders of the Company) as is necessary to enable the Parent Designees to be elected to the Company Board. Parent or Purchaser will supply to the Company in writing and be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1. The Merger Agreement provides that the foregoing provisions are in addition to and shall not limit any rights which Purchaser, Parent or any of their affiliates may have as a holder or beneficial owner of Shares as a matter of applicable law with respect to the election of directors or otherwise.

  Notwithstanding the foregoing, the parties to the Merger Agreement shall use their respective reasonable best efforts to ensure that at least two of the members of the Board shall, at all times prior to the Effective Time, be directors of the Company who were directors of the Company on the date of the Merger Agreement (the "Continuing Directors"), provided, that, if the number of Continuing Directors shall be reduced below two for any reason, the remaining Continuing Director may designate a person to fill such vacancy who shall be deemed

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to be a Continuing Director for all purposes of the Merger Agreement, or if no
Continuing Directors then remain, the other directors of the Company then in office shall designate two persons to fill such vacancies who will not be officers or employees or affiliates of the Company, Parent or either of their subsidiaries and such persons shall be deemed to be Continuing Directors for all purposes of the Merger Agreement. From and after the time, if any, that Parent's designees constitute a majority of the Company Board and prior to the Effective Time, any amendment or modification of the Merger Agreement, any amendment to the Company's Certificate of Incorporation or By-Laws inconsistent with the Merger Agreement, any termination of the Merger
Agreement by the Company, any extension of time for performance of any of the obligations of Parent or Purchaser under the Merger Agreement, any waiver of any condition to the Company's obligations under the Merger Agreement or any of the Company's rights under the Merger Agreement or other action by the Company under the Merger Agreement may be effected only by the action of a majority of the Continuing Directors of the Company, which action shall be deemed to constitute the action of any committee specifically designated by the Company Board to approve the actions contemplated by the Merger Agreement and the Company Board; provided, that, if there shall be no Continuing Directors, such actions may be effected by majority vote of the entire Company Board.

  Stockholders' Meeting. The Merger Agreement provides that, if required by applicable law to consummate the Merger, the Company, acting through the Company Board, shall, in accordance with the DGCL, the Exchange Act and other applicable laws, its Certificate of Incorporation and By-Laws: (i) as soon as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer, take all action necessary to convene and hold a special meeting of its stockholders (the "Special Meeting") for the purposes of considering and voting upon the Merger Agreement and to solicit proxies pursuant to the Proxy Statement (as defined below) in connection therewith;
(ii) if requested by Parent, prepare and file with the Commission a proxy statement or information statement relating to the Stockholders Meeting in accordance with the Exchange Act and the rules and regulations thereunder and
(x) use its reasonable efforts to respond to all comments made by the Commission with respect to the proxy statement or information statement and, subject to compliance with Commission rules and regulations, cause a proxy statement or information statement, including any amendment or supplement thereto (the "Proxy Statement"), to be mailed to its stockholders at the earliest practicable date, and (y) recommend that the stockholders of the Company vote in favor of the adoption of the Merger Agreement at the Stockholders Meeting and cause such recommendation to be included in the Proxy Statement. Pursuant to the Merger Agreement, Parent and Purchaser have agreed to: (i) cause, at the Stockholders Meeting, all of the Shares owned by them to be voted in favor of the adoption of the Merger Agreement; and (ii) promptly supply to the Company in writing, for inclusion in the Proxy Statement, all information concerning Parent and Purchaser required under the Exchange Act and the rules and regulations thereunder to be included in the Proxy Statement.

  Options. The Merger Agreement provides that at the Effective Time of the Merger, each then-outstanding option to purchase Shares (collectively, the "Options") under the Company Option Plans whether or not then exercisable or fully vested, shall be assumed by Parent and shall constitute an option (a "Substitute Option") to acquire, on substantially the same terms and subject to substantially the same conditions as were applicable under such Option, including without limitation term, vesting, exercisability, status as an "incentive stock option" (if applicable) under Section 422 of the Code, and termination provisions, the number of shares of common stock, par value $0.10 per share, of Parent ("Parent Common Stock"), rounded down to the nearest whole share, determined by multiplying the number of Shares subject to such Option immediately prior to the Effective Time by the Conversion Factor (as defined below), at an exercise price per share of Parent Common Stock (increased to the nearest whole cent) equal to the exercise price per Share subject to such Option divided by the Conversion Factor; provided, however, that in the case of any Option to which Section 421 of the Code applies by reason of its qualification as an incentive stock option under Section 422 of the Code, the conversion formula shall be adjusted if necessary to comply with
Section 424(a) of the Code. For purposes of the Merger Agreement, "Conversion Factor" means the Offer Price divided by the average closing price per share of Parent Common Stock on the NYSE for the five consecutive trading days ending on the trading day immediately prior to the Closing Date. In the Merger Agreement, the Company has agreed to use its best efforts to obtain all necessary waivers, consents or releases from holders of Options under the Company Option Plans and take any such other action as may be reasonably necessary to give effect to the transactions contemplated hereby.

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  In connection with the foregoing, the Company has agreed in the Merger
Agreement that as soon as practicable following the date of the Merger Agreement, the Company Board (or, if appropriate, any committee administering a Company Option Plan) will adopt resolutions and take such actions as may be required to cause each outstanding Option to be automatically converted, at the Effective Time, into a Substitute Option and shall make such other changes to the Company Option Plans as it deems appropriate to give effect to the Merger (subject to the approval of Parent, which shall not be unreasonably withheld).

  In connection with the foregoing, Parent has agreed in the Merger Agreement to take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Substitute Options. As soon as practicable, but in any event within 15 days, after the Effective Time the shares of Parent Common Stock subject to Substitute Options will be covered by an effective registration statement on Form S-8 (or any successor form) or another appropriate form and Parent shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the Substitute Options remain outstanding. In addition, Parent shall use all reasonable efforts to cause the shares of Parent Common Stock subject to Substitute Options to be listed on the NYSE and such other exchanges as Parent shall determine.

  Warrants. The Merger Agreement provides that Parent and Purchaser will not assume or continue any outstanding warrants to purchase Shares (the "Warrants") and that the parties thereto will take all appropriate action to provide that, in accordance with the respective terms of the Warrants, at or prior to the Effective Time, each holder of an outstanding Warrant shall be entitled to receive an amount in cash equal to the product of (i) the excess, if any, of the Offer Price over the per share exercise price of such Warrant and (ii) the number of shares subject to such Warrant (a "Warrant Cash-out Amount").

  In connection with the foregoing, the Company has agreed in the Merger Agreement that as soon as practicable following the date of the Merger Agreement, the Company Board (or, if appropriate, any committee administering any Warrants) will adopt resolutions and take such actions as may be required to cause each holder of an outstanding Warrant to be automatically entitled to receive their respective Warrant Cash-out Amount.

  Employee Stock Purchase Plan. The Company has agreed that the "offering period" and "accumulation period" (as each such term is defined in the ESPP) under the Company's ESPP will terminate not later than five business days prior to the Effective Time, and no further offering period or accumulation period under the ESPP will be created. In addition, the Company Board will cause the ESPP to be terminated as of the Effective Time.

  Employee Benefit Matters. From and after the Effective Time, Parent has agreed to honor and provide for payment of all accrued obligations and benefits under all employee benefit plans of the Company and employment or severance agreements disclosed to Parent, all in accordance with their respective terms.

  Parent has agreed to provide persons who are employees of the Company at or prior to the Effective Time ("Covered Employees") who remain in the employ of the Company or any of its subsidiaries with employee benefits that are reasonably comparable, in the aggregate, to the employee benefits provided to similarly situated employees of Parent or any such subsidiary who are not Covered Employees. To the extent that Covered Employees are included in any benefit plan of Parent or its subsidiaries, Parent agrees that the Covered Employees will receive credit under such plan (other than any such plan providing for sabbaticals) for service prior to the Effective Time with the Company and its subsidiaries to the same extent such service was counted under similar plans of the Company for purposes of eligibility, vesting, eligibility for retirement (but not for benefit accrual) and, with respect to vacation, disability and severance, benefit accrual. To the extent that Covered Employees are included in any medical, dental or health plan other than the plan or plans they participated in at the Effective Time, Parent has agreed that any such plans shall not include pre-existing condition exclusions, except to the extent such exclusions were applicable under the similar plan of the Company at the Effective Time, and shall provide credit for any deductibles and co-payments applied or made with respect to each Covered Employee in the calendar year of the change. Except as set forth above, nothing in the Merger Agreement shall prevent Parent or the Surviving Corporation from amending or terminating any plan of the Company in accordance with its terms.

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  Interim Operations. The Merger Agreement provides that after the date of the
Merger Agreement and prior to the Effective Time, subject to certain exceptions, the Company shall, and shall cause each of its subsidiaries to, act and carry on its business only in the ordinary course of business consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current key officers and employees and preserve the goodwill of those engaged in material business relationships with the Company, and to that end, without limiting the generality of the foregoing, the Company shall not, and shall not permit any of its subsidiaries to, without the prior consent of Parent:

    (a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its outstanding capital stock (other than, with respect to a subsidiary of the Company, to its corporate parent), (ii) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, or (iii) purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares;

    (b) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, other than upon the exercise of Options and Warrants outstanding on the date of the Merger Agreement;

    (c) amend its Certificate of Incorporation, By-Laws or other comparable charter or organizational documents or amend or redeem the Rights Agreement;

    (d) directly or indirectly acquire, make any investment in, or make any capital contributions to, any person other than in the ordinary course of business consistent with past practice;

    (e) make any new capital expenditure or expenditures in excess of $50,000 individually, or $250,000 in the aggregate, other than the specific capital expenditures disclosed on a schedule to the Merger Agreement;

    (f) amend or terminate any material contract where such amendment or termination would have a Material Adverse Effect on the Company, or waive, release or assign any material rights or claims;

    (g) directly or indirectly sell, pledge or otherwise dispose of or encumber any of its properties or assets that are material to its business, except for sales, pledges or other dispositions or encumbrances in the ordinary course of business consistent with past practice;

    (h) (i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, other than indebtedness owing to or guarantees of indebtedness owing to the Company or any direct or indirect wholly owned subsidiary of the Company or (ii) make any loans or advances to any other person, other than to the Company or to any direct or indirect wholly owned subsidiary of the Company and other than routine advances to employees consistent with past practice, except, in the case of clause (i) for borrowings, in the ordinary course of business consistent with past practice, under existing credit facilities described in documents filed by the Company with the Commission and publicly available prior to the date of the Merger Agreement;

    (i) grant or agree to grant to any officer, employee or consultant any increase in wages or bonus, severance, profit sharing, retirement, deferred compensation, insurance or other compensation or benefits, or establish any new compensation or benefit plans or arrangements, or amend or agree to amend any existing Company Option Plans, except as may be required under existing agreements or by law;

    (j) accelerate the payment, right to payment or vesting of any bonus, severance, profit sharing, retirement, deferred compensation, stock option, insurance or other compensation or benefits;

    (k) enter into or amend any employment, consulting, severance or similar agreement with any individual other than consulting agreements entered into in the ordinary course of business involving payments in the aggregate for such consulting agreements not in excess of $50,000 in any month and not with a term in excess of 90 days;

    (l) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any agreement relating to an Acquisition Proposal (as defined hereinafter);

    (m) make or rescind any tax election or settle or compromise any tax liability of the Company or of any of its subsidiaries;

    (n) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (i) of any such claims, liabilities or obligations in the ordinary course of business and consistent with past practice or (ii) of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated subsidiaries;

    (o) make any change in any method of accounting or accounting practice or policy (including any method, practice or policy relating to taxes), except as required by any changes in generally accepted accounting practices or as otherwise required by law;

    (p) settle any action, suit, claim, investigation or proceeding (legal, administrative or arbitrative) in an amount in excess of $50,000 (other than the settlement of the pending class action lawsuit against the Company (Harvey Altman v. IQ Software Corporation, et al., N.D. Georgia, No. 1-97-CV3203) consistent with the terms of the Memorandum of Understanding, dated February 5, 1999);

    (q) permit any material insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, except in the ordinary course of business and consistent with past practice;

    (r) enter into any agreement, understanding or commitment that restrains, limits or impedes the Company's ability to compete with or conduct any business or line of business, including, but not limited to, geographic limitations on the Company's activities;

    (s) plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or its subsidiaries;

    (t) accelerate the collection of any account receivable or delay the payment of any account payable, or otherwise reduce the assets or increase the liabilities of the Company or any of its subsidiaries otherwise than in the ordinary course of business consistent with past practice, in any such case with the purpose or effect of using the resulting increase in the cash flow of the Company or any of its subsidiaries to reduce the total indebtedness of the Company and its subsidiaries for money borrowed;

    (u) take any action that would result in (i) any of its representations and warranties set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions to the Offer not being satisfied; or

    (v) authorize any of, or commit or agree to take any of, the foregoing actions.

  No Solicitation. The Merger Agreement provides that the Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize (and shall use its best efforts not to permit) any affiliate, officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its subsidiaries to, (i) solicit or initiate, or encourage, directly or indirectly, any inquiries relating to, or the submission of, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, or, in connection with any Acquisition Proposal, or furnish to any person any information or data with respect to or access to the properties of the Company or any of its subsidiaries, or take any other action, to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal; provided, that nothing contained in the Merger Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or (ii) making such disclosure to the Company's stockholders as, in the good faith judgment of the Company Board, after consultation with outside counsel, is required under, or is necessary to comply with, applicable law; provided, further, that the Company may not, except as otherwise permitted by the Merger Agreement, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend, any Acquisition Proposal, or enter into any agreement with respect to, any Acquisition Proposal. Upon execution of the Merger Agreement, the Company agreed to immediately cease any existing activities, discussions or negotiations with any parties conducted theretofore with respect to any of the foregoing. Notwithstanding the foregoing, prior to the time of acceptance of Shares for payment pursuant to the Offer, the Company may furnish information concerning its business or its subsidiaries, properties or assets to any person or group and may negotiate and participate in discussions and negotiations with such person or group concerning an Acquisition Proposal, provided that such person or group shall have entered into a confidentiality agreement, the confidentiality provisions of which shall be no more favorable to such third party than those provided for in the letter agreement, dated June 9, 1999, between Parent and the Company with respect to confidentiality and other matters, if: (x) such Person or group has submitted a Superior Proposal (as defined hereinafter); and (y) in the opinion of the Company Board, determined only after consulting with independent legal counsel to the Company, such action is required to discharge the Company Board's fiduciary duties to the Company's stockholders under applicable law and the failure to provide such information or access or to engage in such discussions or negotiations would cause the Company Board to violate its fiduciary duties to the Company's stockholders under applicable law.

  The Merger Agreement provides that the Company will promptly (but in no case later than 24 hours) notify Parent in writing of the existence of any proposal, discussion, negotiation or inquiry received by the Company regarding any Acquisition Proposal, and the Company will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry which it may receive regarding any Acquisition Proposal (and will promptly provide to Parent copies of any written materials received by the Company in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry or engaging in such discussion or negotiation. The Company will promptly provide to Parent any non-public information concerning the Company provided to any other person in connection with any Acquisition Proposal which was not previously provided to Parent. The Company will keep Parent informed of the status and details of any such Acquisition Proposal and of any amendments or proposed amendments to any Acquisition Proposal and of the status of any discussions or negotiations relating to any Acquisition Proposal and will promptly (but in no case later than 24 hours) notify Parent of any determination by the Company Board that a Superior Proposal has been made.

  The Merger Agreement provides that, except as set forth in this paragraph, neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to

Parent or Purchaser, the approval or recommendation by the Company Board of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, subject to compliance with applicable provisions of the Merger Agreement, prior to the time of acceptance for payment of Shares pursuant to the Offer, the Company Board may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal, in each case at any time after the third business day following Parent's receipt of written notice (including by facsimile) from the Company advising Parent that the Company Board has received a Superior Proposal which it intends to accept, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal.

  The Merger Agreement provides that nothing contained therein, and no action taken by the Company Board pursuant to the foregoing, will (i) permit the Company to enter into any agreement providing for any transaction contemplated by an Acquisition Proposal for as long as the Merger Agreement remains in effect or (ii) affect in any manner any other obligation of the Company under the Merger Agreement.

  For purposes of the Merger Agreement, "Acquisition Proposal" means any bona fide offer, proposal or other indication of interest regarding any of the following (other than the transactions provided for in the Merger Agreement involving the Company): (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving the Company or any of its subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or a significant portion of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (iii) any purchase of, or tender offer or exchange offer for, 15% percent or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; or
(iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. For purposes of the Merger Agreement, "Superior Proposal" means an unsolicited Acquisition Proposal on terms which the Company Board determines in good faith to be more favorable to the Company's stockholders than the Offer and the Merger (based on advice of the Company's independent financial advisor that the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the Offer and the Merger) for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Company Board, based on advice from the Company's independent financial advisor, is reasonably capable of being financed by such third party and which, in the good faith reasonable judgment of the Company Board, is reasonably likely to be consummated within a period of time not materially longer in duration than the period of time reasonably believed to be necessary to consummate the Offer and the Merger.

  In the Merger Agreement, the Company has further agreed to use its best efforts to enforce any "standstill" provisions or similar restrictions on Acquisition Proposals by any third party and, so long as the Merger Agreement is in effect, not to amend or waive any such "standstill" provision.

  Conditions to Each Party's Obligation to Effect the Merger. The Merger Agreement provides that the respective obligation of each party thereto to effect the Merger will be subject to the satisfaction or written waiver on or prior to the Closing Date of the following conditions:

    (a) Purchaser shall have accepted for payment and paid for all Shares validly tendered in the Offer and not withdrawn; provided, however, that neither Parent nor Purchaser may invoke this condition if Purchaser shall have failed to purchase Shares so tendered and not withdrawn in violation of the terms of the Merger Agreement or the Offer.

    (b) The Merger Agreement shall have been adopted by the affirmative vote of the holders of the requisite number of shares of capital stock of the Company if such vote is required pursuant to the Company's Certificate of Incorporation, the DGCL or other applicable law.

    (c) No temporary restraining order, preliminary or permanent injunction or other order issued by any court or competent jurisdiction or other legal restraint or prohibition preventing the consummation of the

  Merger shall be in effect; provided, however, that prior to invoking this condition, the party so invoking this condition shall have complied with its commercially reasonable efforts and filing obligations and the parties to the Merger Agreement shall have used commercially reasonable efforts to lift or remove such order, injunction, restraint or prohibition.

    (d) All necessary waiting periods under the HSR Act applicable to the Merger shall have expired or been earlier terminated.

  Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the stockholders of the Company:

    (a) By the mutual written consent of Parent and the Company; provided, that if Parent shall have a majority of the directors, such consent of the Company may only be given if approved by the Continuing Directors.

    (b) By either of Parent or the Company if (i) a statute, rule or executive order shall have been enacted, entered or promulgated prohibiting the transactions contemplated by the Merger Agreement on the terms contemplated by the Merger Agreement or (ii) any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties to the Merger Agreement shall use their reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable.

    (c) By either Parent or the Company if the Offer shall not have been consummated on or before October 31, 1999; provided, that the party seeking to terminate the Merger Agreement shall not have breached in any material respect its obligations under the Merger Agreement.

    (d) By the Company: (i) if the Company has entered into an agreement with respect to a Superior Proposal or the Company or has approved or recommended a Superior Proposal; provided, the Company has complied with all applicable provisions of the Merger Agreement relating to the prohibition on solicitation of Acquisition Proposals, including the notice provisions therein, and that it simultaneously terminates the Merger Agreement and makes simultaneous payment to Parent of the Termination Fee (as defined herein) and the Expenses (as defined herein); or (ii) if Parent or Purchaser shall have terminated the Offer or the Offer expires without Parent or Purchaser, as the case may be, purchasing any Shares in the Offer; provided, that the Company may not terminate the Merger Agreement if the Company is in material breach of the Merger Agreement; or (iii) if Parent, Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate the Merger Agreement if the Company is in material breach of the Merger Agreement; or (iv) if there shall be a material breach by either Parent or Purchaser of any of their representations, warranties, covenants or agreements contained in the Merger Agreement, except where such breach does not have a material adverse effect on the ability of Parent or Purchaser to consummate the Offer or the Merger.

    (e) By Parent or Purchaser: (i) (A) if prior to the purchase of the Shares pursuant to the Offer, the Company Board shall have withdrawn, or modified or changed in a manner adverse to Parent or Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended or approved, or taken a neutral position with respect to, an Acquisition Proposal or upon request of Parent, shall fail to reaffirm its approval and recommendation of the Offer, the Merger Agreement or the Merger; or (B) if there shall have been a material breach by the Company of any provision of the Merger Agreement relating to the prohibition on solicitation of Acquisition Proposals; or (ii) if Parent or Purchaser shall have terminated the Offer without Parent or Purchaser purchasing any Shares due to a failure to satisfy any of the conditions to the Offer; provided, that Parent or Purchaser may not terminate the Merger Agreement if Parent or Purchaser is in material breach of the Merger Agreement; or (iii) if there shall be a material breach by the Company of any of its representations, warranties, covenants or agreements contained in the Merger Agreement.

  Termination Fee. If (i) Parent or Purchaser terminates the Merger Agreement pursuant to clauses (e)(i)(A) or (B), or (ii) the Company terminates the Merger Agreement pursuant to clause (d)(i) under the heading "Termination" above, then in each case, the Company shall pay, or cause to be paid to Parent, at the time of termination, an amount equal to $6,500,000 (the "Termination Fee") plus an amount equal to Parent's and Purchaser's actual and reasonably documented out-of-pocket expenses incurred by Parent or Purchaser in connection with the Offer, the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby in an amount not to exceed $850,000 (the "Expenses"). In addition, if the Merger Agreement is terminated by Parent pursuant to clause (e)(iii) under the heading "Termination" above and if the Company shall within ninety (90) days of such termination enter into an agreement with respect to an Acquisition Proposal, then the Company shall pay to Parent the Termination Fee and Expenses concurrently with entering into any such agreement.

  Indemnification. Pursuant to the Merger Agreement, Parent and Purchaser have agreed that, for a period of six years after the Effective Time, the provisions with respect to indemnification set forth in the certificate of incorporation and by-laws of Purchaser as in effect on the date of the Merger Agreement shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including without limitation the transactions contemplated by the Merger Agreement), unless such modification is required by law.

  The Merger Agreement also provides that, from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer or director of the Company (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) incurred in connection with any threatened or actual action, suit or proceeding based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Company ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, the Merger Agreement or the transactions contemplated thereby, in each case, to the full extent that a corporation is permitted under the DGCL to indemnify its own directors or officers, as the case may be. In the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party, the indemnifying party shall assume and direct all aspects of the defense thereof, including settlement, and the Indemnified Party shall cooperate in the vigorous defense of any such matter. The Indemnified Party shall have a right to participate in (but not control) the defense of any such matter with its own counsel and at its own expense. The indemnifying party shall not settle any such matter unless (i) the Indemnified Party gives prior written consent, which shall not be unreasonably withheld, or (ii) the terms of the settlement provide that the Indemnified Party shall have no responsibility for the discharge of any settlement amount and impose no other obligations or duties on the Indemnified Party and the settlement discharges all rights against the Indemnified Party with respect to such matter. In no event shall the indemnifying party be liable for any settlement effected without its prior written consent. Any Indemnified Party wishing to claim indemnification under the Merger Agreement, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent and the Surviving Corporation (but the failure so to notify shall not relieve the indemnifying party from any liability which it may have under the Merger Agreement except to the extent such failure prejudices such indemnifying party), and shall deliver to Parent and the Surviving Corporation the undertaking contemplated by Section 145(e) of the DGCL. The Indemnified Parties as a group will be represented by a single law firm with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. The rights to indemnification under the Merger Agreement as set forth in this paragraph shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities.

  The Merger Agreement provides that, for a period of two years after the Effective Time, Parent shall cause to be maintained in effect policies of directors' and officers' liability insurance, for the benefit of those persons who are covered by the Company's directors' and officers' liability insurance policies at the Effective Time, providing coverage with respect to matters occurring prior to the Effective Time that is at least equal to the coverage provided under the Company's current directors' and officers' liability insurance policies, to the extent that such liability insurance can be maintained at an annual cost to Parent not greater than 150 percent of the premium for the current Company directors' and officers' liability insurance; provided that if such insurance cannot be so maintained at such cost, Parent shall maintain as much of such insurance as can be so maintained at a cost equal to 150 percent of the current annual premiums of the Company for such insurance.

Conditions to the Offer

  The Merger Agreement provides that, notwithstanding any other provision of the Offer and subject to the terms of the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, pay for, and may delay the acceptance for payment of or the payment for, any tendered Shares, and may amend the Offer consistent with the terms of the Merger Agreement or terminate the Offer and not accept for payment any tendered Shares, if (i) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares which, when added to the Shares, if any, beneficially owned by Parent or Purchaser, would constitute at least a majority of the Shares outstanding on a fully-diluted basis on the date of purchase ("on a fully-diluted basis" meaning, as of any date, the number of Shares outstanding, together with the Shares which the Company may be required to issue pursuant to warrants, options or obligations outstanding at that date under employee stock purchase or similar benefit plans or otherwise, whether or not vested or then exercisable) (the "Minimum Condition"), (ii) any applicable waiting period under the HSR Act has not expired or been terminated, or (iii) at any time on or after July 15, 1999 and prior to the Expiration Date, any of the following events shall occur and be continuing and shall not have resulted from the breach by Parent or Purchaser of any of their obligations under the Merger Agreement:

    (a) there shall be threatened or pending any suit, action or proceeding
  (i) seeking to prohibit or impose any material limitations on Parent's or Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, (ii) seeking to compel Parent or Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries, in each case taken as a whole,
  (iii) challenging the acquisition by Parent or Purchaser of any Shares pursuant to the Offer, (iv) seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the transactions contemplated by the Merger Agreement, (v) seeking to obtain from the Company any damages (including damages against the Company's directors or officers for which they may seek indemnification from the Company) that would be reasonably likely to have a Material Adverse Effect on the Company, (vi) seeking to impose material limitations on the ability of Purchaser, or rendering Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger,
  (vii) seeking to impost material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by Purchaser or Parent on all matters properly presented to the Company's stockholders, or (viii) which otherwise is reasonably likely to have a Material Adverse Effect on the Company or, as a result of the transactions contemplated by the Merger Agreement, Parent and its subsidiaries; or

    (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any governmental entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (viii) of paragraph (a) above; or

    (c) the representations and warranties of the Company set forth in the Merger Agreement which are not qualified by "materiality" or "Material Adverse Effect" shall not be true and accurate in all material respects, and the representations and warranties that are qualified by "materiality" or "Material Adverse Effect" shall not be true and accurate in all respects, in each case as of the date of consummation of the Offer as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period) or the Company shall have breached or failed to perform or comply in any material respect with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it; or

    (d) there shall have occurred any event, change, occurrence, effect or circumstance which has had, individually or in the aggregate, a Material Adverse Effect on the Company other than a Material Adverse Effect resulting principally from the announcement of the Offer or the Merger; provided, however, that if the Company's software license revenue (recognized by the Company in accordance with generally accepted accounting principles, consistently applied) for the fiscal quarter ending July 31, 1999 ("Current License Revenue") is greater than the software license revenue publicly reported by the Company for the quarter ended April 30, 1999, then such Current License Revenue shall not be taken into account in determining whether there is or could be a Material Adverse Effect; or

    (e) the Company Board (i) shall have withdrawn, or modified or changed in a manner adverse to Parent or Purchaser (including by amendment of this Schedule 14D-9) its recommendation of the Offer, the Merger Agreement or the Merger, (ii) shall have recommended or remained neutral with respect to an Acquisition Proposal, (iii) shall have adopted any resolution to effect any of the foregoing, or (iv) upon request of Parent, shall fail to reaffirm its approval or recommendation of the Offer, the Merger Agreement or the Merger; or

    (f) the Merger Agreement shall have been terminated in accordance with its terms; or

    (g) the Stockholders shall have failed to comply with their obligations under the Stockholder Agreements;

which in the sole good faith judgment of Parent or Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or Purchaser) giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

  The foregoing conditions are for the sole benefit of Parent and Purchaser and may (except for the Minimum Condition) be waived by Parent or Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Parent or Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Stockholder Agreements

  The following is a summary of certain provisions of the Stockholder Agreements. This summary is not a complete description of the terms and conditions of the Stockholder Agreements and is qualified in its entirety by reference to the full text of the forms of Stockholder Agreement with respect to certain significant stockholders of the Company, and the form of Stockholder Agreement with respect to directors and certain executive officers of the Company, each as filed with the Commission as an exhibit to the
Schedule 14D-9 and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement or the Stockholder Agreements, as the context may require.

  As a condition and inducement to Parent's entering into the Merger Agreement and incurring the liabilities therein, certain stockholders of the Company, Norwest Equity Partners IV, Norwest Equity Partners V, St. Paul Fire and Marine Insurance Company, St. Paul Venture Capital IV, L.L.C., and certain of the senior executive officers and all of the directors of the Company (collectively, the "Stockholders"), who collectively have voting power and dispositive power with respect to an aggregate of 6,305,846 Shares, concurrently with the execution and delivery of the Merger Agreement entered into the Stockholder Agreements with Parent. Pursuant to the Stockholder Agreements, the Stockholders have agreed, among other things, to grant Parent an irrevocable proxy with respect to the voting of their Shares in favor of the Merger and against any other Acquisition Proposal with respect to such Shares upon the terms and subject to the conditions set forth therein. The Stockholders have also granted to Parent an option to purchase the Shares subject to the Stockholder Agreements, at an option price of $6.50 per Share or any higher price paid or to be paid pursuant to the Offer, during the period (the "Option Period") commencing on the date of the Stockholder Agreements and continuing through the earlier to occur of (i) the Effective Time of the Merger, (ii) the six month anniversary of the date, if any, on which the Merger Agreement is terminated pursuant to clauses (d)(i), (e)(i)(A) or (e)(i)(B) under the subheading "Termination" under the heading "Merger Agreement" above, or (iii) 90 days after the date, if any, on which the Merger Agreement is terminated pursuant to clause
(e)(iii) under the subheading "Termination" under the heading "Merger Agreement" above. The Stockholders have advised Parent that they intend to tender their Shares pursuant to the Offer. If Purchaser purchases Shares pursuant to the Offer, Purchaser intends to exercise its option pursuant to the Stockholder Agreements to purchase all Shares that are not tendered by any Stockholder.

  During the Option Period, each Stockholder has agreed not to: (A) except pursuant to the terms of the Stockholder Agreement and for the tender of Shares in the Offer, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement to do so; (B) except pursuant to the terms of the Stockholder Agreement, grant any proxies or powers of attorney, deposit any of their Shares into a voting trust or enter into a voting agreement with respect to any of their Shares; or (C) take any action that would make any representation or warranty contained in the Stockholder Agreement untrue or incorrect or have the effect of impairing the ability of the Stockholder to perform the Stockholder's obligations under the applicable Stockholder Agreement or preventing or delaying the consummation of any of the transactions contemplated by the applicable Stockholder Agreement and the Merger Agreement.

  Each of the Stockholders entering into a Stockholder Agreement has agreed to unconditionally release, as of the Effective Time, any and all claims and causes of action that such Stockholder may have against the Company or any of its subsidiaries or any present or former director, officer, employee or agent of the Company or any of its subsidiaries (collectively, the "Released Parties") resulting from any act, omission or occurrence prior to the Effective Time; provided, however, that such release by the Stockholders who are directors and/or officers of the Company shall not apply to any claim or cause of action insofar as it relates to rights to indemnification under the Company's Certificate of Incorporation or Bylaws or any entitlement to compensation or benefits earned or accrued by or for the benefit of such Stockholders prior to the Effective Time in respect of services performed by such Stockholders to the Company, in the ordinary course of business, as a director or officer of the Company.

  Each Stockholder has agreed that, in the capacity as a stockholder, it will not respond to any inquiries or the making of any proposal by any person or entity (other than Parent or any affiliate of Parent) concerning any business combination, merger, tender offer, exchange offer, sale of assets, sale of shares of capital stock or debt securities or similar transactions involving the Company or any subsidiary, division or operating or principal business unit of the Company. If any Stockholder, receives any such inquiry or proposal, then the Stockholder has agreed to promptly inform Parent of the existence thereof. Each Stockholder has agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties previously conducted with respect to any of the foregoing.

Exclusivity Agreement

  The following is a summary of certain provisions of the Exclusivity Agreement. This summary is not a complete description of the terms and conditions of the Exclusivity Agreement and is qualified in its entirety by reference to the full text of the Exclusivity Agreement filed with the Commission as an exhibit to the Schedule 14D-9 and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Exclusivity Agreement.

  In connection with the negotiation of the Merger Agreement, on July 7, 1999, Parent and the Company entered into a letter agreement (the "Exclusivity Agreement") in order to induce Parent to continue negotiations with the Company with respect to the terms of a potential acquisition transaction. The Exclusivity Agreement provided that until the earlier of 5:00 p.m., Dallas, Texas time, on July 22, 1999 and the execution of a definitive agreement relating to a potential acquisition of the Company (the "Exclusivity Period"), the Company and its affiliates and representatives will discontinue any solicitation efforts, discussions or negotiations with respect to, and will not directly or indirectly initiate, solicit or encourage (including by way of furnishing information or assistance), or take any action to facilitate, any inquiries, expressions of interest or the making of any proposal that constitutes, or may be reasonably expected to lead to, an acquisition proposal with any person other than Parent. The Company also agreed during the Exclusivity Period not to enter into discussions or negotiations with any other person concerning an acquisition proposal or to endorse such other proposal. The Exclusivity Agreement terminated upon Parent, Purchaser and the Company entering into the Merger Agreement.

Amendment to Rights Agreement

  The following is a summary of an amendment to the Rights Agreement. This summary is not a complete description of the amendment to the Rights Agreement and is qualified in its entirety by reference to the full text of the amendment to the Rights Agreement filed with the Commission as an exhibit to the Schedule 14D-9 and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Rights Agreement.

  The Company has distributed one Right for each outstanding Share pursuant to the Rights Agreement between the Company and the Rights Agent. The Company has represented in the Merger Agreement that it has taken all action which may be necessary under the Rights Agreement so that (i) the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Stockholder Agreements shall be approved, in advance and in writing, by a majority of the Disinterested Directors (as defined in the Rights Agreement) of the Company's Board of Directors and that such transactions shall constitute Company-Approved Transactions (as defined in the Rights Agreement) under the Rights Agreement, (ii) the Rights will be inoperative with respect to the acquisition of Shares by Parent, Purchaser or their affiliates pursuant to the Merger Agreement, the Offer and/or the Stockholder Agreements (and any amendments thereto) and the consummation of the Merger and the other transactions contemplated thereby will not cause (w) Parent and/or Purchaser to constitute an Acquiring Person (as defined in the Rights Agreement), (x) the Rights to become exercisable, (y) a Distribution Date, Section (11)(a)(ii) Event or Shares Acquisition Date (as each such term is defined in the Rights Agreement) to occur, or (z) Section 13 of the Rights Agreement to become operative, and
(iv) the Rights shall not become exercisable upon or at any time after the acceptance for payment of Shares pursuant to the Offer and/or the purchase of, or the right to acquire, Shares pursuant to the Stockholder Agreements and/or the consummation of the Merger. The Rights Agreement provides that if for any reason the Merger Agreement is terminated and the Merger is abandoned, then the amendment to the Rights Agreement shall be of no further force and effect and the Rights Agreement shall remain exactly the same as it existed immediately prior to the execution of the amendment.

Item 4. The Solicitation or Recommendation.

  (a) Recommendation of the Board of Directors.

  The Board of Directors of the Company unanimously (with one director absent)
(1) has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (2) has determined that the terms of the Offer and the Merger are advisable and fair to, and in the best interests of, the Company and the Company's stockholders and (3) recommends that the stockholders accept the Offer and tender their Shares pursuant to the Offer.

  As set forth in the Offer, the Merger Agreement and the Letter of Transmittal (the "Offer Documents"), the Purchaser will purchase shares tendered prior to the close of the Offer if the conditions to the Offer have been satisfied (or waived). Stockholders considering not tendering their Shares in order to wait for the Merger should note that if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied, the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under DGCL, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve the Merger. Accordingly, if the conditions to the Offer are satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder.

  The Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, August 17, 1999, unless the Purchaser elects to extend the period of time for which the Offer is open. A copy of the press release issued jointly by the Company and the Purchaser on July 16, 1999 announcing the Merger Agreement is filed as Exhibit (a)(3) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

  (b) Background of the Offer; Reasons for the Recommendation.

 Background of the Offer.

  From time to time over the past year, the Board of Directors of the Company has considered various strategic alternatives with a view to increasing stockholder value. In February 1999, the Company's Board of Directors authorized Larry J. Ford, the Company's President and Chief Executive Officer, and other Company executives to explore possible acquisitions, sales or other business combinations involving the Company. Between March and June 1999, the Company selectively and with its financial advisor BancBoston Robertson Stephens Inc. ("Robertson Stephens") explored a number of options for the Company. The Company and Robertson Stephens contacted 11 companies, and from these companies had discussions or meetings with seven companies which expressed an interest in the Company. From these seven, the Company eventually received bids from two companies, including Parent. The following summarizes a number of these key meetings and discussions.

  On March 12, 1999 Richard L. Tanler, Chairman of the Board and Vice President of the Company, received a telephone call from a company interested in a business transaction with the Company ("Interested Party 1"). This conversation was an introductory overview discussion regarding the Company's markets and operations, and included a discussion of potential synergy between the companies at a high level.

  On April 7, 1999, senior representatives of the Company held an all day meeting with Interested Party 1 and its investment bankers. The Company's representatives provided an overview of the Company. The discussions included strategy, management, competitive landscape, market trends, sales and marketing, product development, service organization, management and organization, historical and projected financial results.

  On April 19, 1999, more detailed discussions took place with Interested Party 1. Kurt L. Betcher, Vice President and Chief Financial Officer of the Company, held a meeting with the Chief Financial Officer of Interested Party 1 to discuss financial aspects of the Company's business operations, in order to assess the strategic opportunities of a business combination with the Company.

  On April 28, 1999, in a meeting with another interested company ("Interested Party 2"), Mr. Ford and Robin L. Pederson, Vice President of the Company, provided an overview of the Company. The Company's executives discussed Company strategies, Company sales and marketing organization and potential synergies of combining the two companies.

  On May 5, 1999, in a meeting with another interested company ("Interested Party 3"), Mr. Ford, Mr. Tanler and Mr. Betcher provided an overview of the Company and discussed in detail Company strategies and potential synergies of combining the two companies. Discussion included strategy, management, competitive landscape, market trends, sales and marketing, product development, services organization, management and organization, historical and projected financial results.

  On May 14, 1999, in a conference call with another company interested in a business combination with the Company ("Interested Party 4"), Mr. Ford, Mr. Betcher and Mr. Tanler provided a detailed overview of the Company which included a review of the technology of the Company.

  On May 20, 1999, in a videoconference with Interested Party 2 and its investment bankers, Mr. Ford and Mr. Betcher discussed the Company's business, including results of operations for the first quarter ended April 30, 1999 and related analysis of historical financial results of the Company, including factors affecting financial performance for the first quarter and updated projections.

  On May 28, 1999, the Company executed an agreement to formally engage Robertson Stephens as its investment banker to further investigate the numerous interested parties that had surfaced to date and any other potentially interested companies.

  On May 28, 1999, in a conference call with executives of another interested company ("Bidder 1"), Mr. Ford, Mr. Tanler and Mr. Betcher discussed Company results of operations for the first quarter ended April 30, 1999 and related analysis of historical financial results, including factors affecting financial performance for the first quarter ended April 30, 1999.

  On June 1, 1999, at another meeting with Bidder 1, senior executives of the Company discussed in the detail the Company's operations, including strategy, management, competitive landscape, market trends, sales and marketing, product development, services organization, management and organization, historical and projected financial results.

  On June 4, 1999, in a videoconference call with executives of Interested Party 1 and its investment bankers, Mr. Ford and Mr. Betcher discussed the Company's results of operations for the first quarter ended April 30, 1999 and related analysis of historical financial results, including factors affecting the Company's financial performance for the first quarter ended April 30, 1999.

  On June 8, 1999, Steve Wilkinson, Vice President of Business Development of Parent's Information Management Group, telecopied a letter to Mr. Ford, expressing a desire to set up a meeting to discuss the mutual interests of Parent and the Company.

  On June 9, 1999, in anticipation of a business review of the Company, Parent and the Company entered into a confidentiality agreement for the purpose of permitting Parent to review certain non-public information relating to the Company in connection with Parent's evaluation of the Company.

  On June 10, 1999, Robertson Stephens contacted potential bidders and their advisors asking them to submit their initial indication of interest to the Company.

  On June 10, 1999, certain senior executives of Parent's Information Management Group met with several senior executives of the Company in Minneapolis, Minnesota to conduct a high level business review of the Company. The Company also advised Parent that it was in the process of seeking indications of interest from third parties relating to a possible sale of the Company and would ask its financial advisor to include Parent in this process.

  By letter dated June 11, 1999, Robertson Stephens notified Parent that the Company was pursuing various strategic alternatives, including a possible sale of the Company, and sought an indication of interest from Parent in such a transaction.

  On June 16, 1999, senior executives of the Company held meetings with another interested corporation ("Interested Party 5"). The senior executives provided an overview of the Company and discussed potential business combinations. The discussions included strategy, management, competitive landscape, market trends, sales and marketing, product development, services organization, management and organization, historical and projected financial results.

  On June 22, 1999, Bidder 1 provided the Company with its initial nonbinding indication of interest. Other than Parent and Bidder 1, no other interested party provided the Company with an indication of interest.

  Over the weekend of June 26-27, 1999, the Company's senior management team and representatives of the Company's financial advisor met with certain senior representatives of Parent, executives of Parent's Information Management Group and representatives of Parent's financial advisor, Deutsche Banc Alex. Brown, for the purpose of conducting an in-depth business and operations review of the Company. During such meetings, the Company provided to Parent certain confidential information regarding the Company, including certain financial projections with respect to the operations of the Company.

  On June 29, 1999, Parent sent a letter to Robertson Stephens indicating its interest in acquiring the Company at a price in the range of $5.75 to $6.00 per Share in cash, subject to satisfactory completion of a business and legal due diligence review of the Company and negotiation of definitive documentation.

  On June 30, 1999, the Company's financial advisor requested that all parties that had indicated an interest in acquiring the Company submit revised indications of interest with such parties' "best and final" offer prices on or before Friday, July 2, 1999 so that the Company could select one party to negotiate with and conduct more extensive due diligence. Mr. Ford also conveyed this same message to Mr. Geno Tolari, Parent's Executive Vice President and Chief Operating Officer. On Friday, July 2nd, a representative of the Company's financial advisor advised Parent that the Company had extended the deadline for revised indications of interest to Tuesday, July 6th in view of the July 4th holiday weekend and that the Company Board was scheduled to meet on Tuesday, July 6th to discuss the revised indications of interest. The Company's financial advisor informed Parent that such revised indications of interest were to also describe how stock options granted under the Company Option Plans would be treated in an acquisition by Parent.

  On July 1, 1999, in a meeting with Bidder 1, senior executives of the Company provided an update on the Company's prospects and conducted due diligence on Bidder 1 to evaluate the future expected performance of Bidder 1's common stock.

  On July 2, 1999, Bidder 1 provided a revised indication of interest to the Company.

  On July 6, 1999, Parent delivered to the Company's financial advisor a letter indicating, among other things, its interest in acquiring the Company at a price of $6.50 per Share in cash, again subject to satisfactory completion of a business and legal due diligence review of the Company and negotiation of definitive documentation. Parent also indicated that Company Options would be converted into options to purchase Parent common stock, and proposed that Parent and the Company enter into an agreement granting Parent a period of 15 days to negotiate exclusively with the Company.

  In the evening on July 6, 1999, the Company Board met to discuss the revised indications of interest submitted to the Company by Bidder 1 and Parent. Following the Company Board meeting, the Company's financial advisor advised Parent that the Company had determined to permit Parent to conduct more extensive due diligence and to proceed with negotiations with Parent. This determination was based on a number of factors, including the fact that the per Share value for the Shares presented by Parent was higher, and a transaction with Bidder 1 involved a higher risk of not closing.

  On July 7, 1999, Parent delivered to the Company a draft Merger Agreement, form of Stockholder Agreement and exclusivity letter agreement (the "Exclusive Agreement"). The Exclusivity Agreement provided that until the earlier of 5:00 p.m., Dallas, Texas time, on July 22, 1999 and the execution of a definitive agreement relating to a potential acquisition of the Company, the Company would discontinue any solicitation efforts, discussions or negotiations with respect to an acquisition proposal with any person other than Parent. The Exclusivity Agreement was executed by representatives of Parent and the Company late in the day on July 7, 1999 and telecopied on July 8, 1999.

  On Friday, July 9, 1999, representatives of Parent and its advisors commenced a more detailed due diligence review of the Company, including a review of the Company's business, operations, technology and prospects, as well as a detailed legal due diligence review. From time to time thereafter, representatives of Parent requested and received certain additional information from the Company.

  On Saturday, July 10, 1999, representatives of Parent and the Company and their respective counsel commenced negotiations with respect to the Merger Agreement. Such negotiations continued until July 15, 1999.

  On July 13, 1999 Parent began negotiating the terms of the Stockholder Agreements with representatives of the Stockholders, which negotiations continued until July 15, 1999.

  On July 15, 1999, Parent's Board of Directors approved the proposed Merger Agreement, the Stockholder Agreements and related transactions.

  On July 15, 1999, the Company's Board met, reviewed and discussed the Merger Agreement and Stockholder Agreements, Robertson Stephens delivered its opinion to the Board that the Offer Consideration per Share was fair to the stockholders of the Company from a financial point of view, and the Board voted unanimously (with one director absent) to approve the Merger Agreement and other transactions contemplated thereby, and to recommend that the Company's stockholders tender their Shares pursuant to the Offer. On July 15, 1999, the Merger Agreement was executed and delivered by Parent, Purchaser and the Company, and Parent, Purchaser and the Stockholder entered into the Stockholder Agreements.

  On July 16, 1999, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement. On July 21, 1999, pursuant to the terms of the Merger Agreement, Parent and Purchaser commenced the Offer.

 Reasons for the Recommendation.

  At a meeting on July 15, 1999, the Board of Directors of the Company unanimously (with one director absent) (i) approved the Merger and the Offer,
(ii) determined that the Merger and Offer are advisable and fair to, and in the best interests of, the stockholders of the Company and (iii) resolved to recommend that stockholders accept the Offer and tender their Shares pursuant to the Offer.

  In arriving at its decision to approve the Merger and the Offer and to recommend acceptance of the Offer, the Board of Directors considered, among other things; (i) the terms and conditions of the Merger Agreement, including the amount and form of the consideration; (ii) the fact that the $6.50 per Share price represents a premium of approximately 18.2% over the closing sale per Share as reported on the Nasdaq National Market on July 15, 1999, the date the Board of Directors authorized and approved the Merger and the Offer, and a premium of approximately 58% over the trailing 30-day average closing sales prices of the Shares prior to the execution of the Merger Agreement; (iii) the recent historical market prices of the Shares; (iv) the Board of Directors' knowledge of the business, operations, prospects, properties, assets and earnings of the Company; (v) the effect of the transaction on the Company's relationships with its employees and customers; (vi) the likelihood that the proposed Merger would be consummated, including the experience, reputation and financial condition of Parent; (vii) the advantages in a competitive environment of strategically aligning with a large, well-capitalized company;
(viii) the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited bona fide proposals concerning an acquisition of the Company that the Company's Board of Directors has concluded represents a Superior Proposal, and the provisions of the Merger Agreement which permit the Company to terminate the Merger Agreement upon payment to Purchaser of a break-up fee and reimbursement of certain expenses;
(ix) the Company had discussions with numerous interested parties and another bidder, and believe that Purchaser's Offer of $6.50 per Share is fair and in the best interests of the stockholders, and is superior, taken as a whole, to other alternatives considered; (x) the fact that certain significant stockholders of the Company were prepared to endorse the transaction and to enter into the Stockholder Agreements with Parent and Purchaser; and (xi) the oral opinion (which was subsequently confirmed in writing) (the "Fairness Opinion") of Robertson Stephens delivered at the meeting of the Board of Directors held on July 15, 1999, to the effect that, as of such date, and on the basis of the various factors considered, assumptions made and scope of review undertaken that was described to the Board of Directors at the meeting, the $6.50 in cash per Share to be received by the holders of Shares pursuant to the Offer and the Merger is fair to the Company's stockholders (other than Parent, the Purchaser, affiliates of the Parent or the Purchaser and holders of Shares for which dissenters' rights have been properly exercised), from a financial point of view. In addition, the Board of Directors considered presentations made to them by Robertson Stephens, concerning the Company and financial aspects of the Merger and the Offer. The written copy of the Fairness Opinion contains a description of the factors considered, the assumptions made and the scope of review undertaken by Robertson Stephens in rendering its opinion. THE FULL TEXT OF THE WRITTEN COPY OF THE FAIRNESS OPINION RECEIVED BY THE COMPANY FROM ROBERTSON STEPHENS IS FILED AS EXHIBIT
(A)(4) TO THIS SCHEDULE 14D-9 AND IS ATTACHED HERETO. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

  The Board of Directors recognized that consummation of the Offer and the Merger will deprive current stockholders of the Company of the opportunity to participate in the future growth prospects of the Company and, therefore, in reaching its conclusion to approve the Merger and the Offer, determined that the historical results of operations and future prospects of the Company are adequately reflected in the $6.50 price per Share. In addition, the Board of Directors considered the possibility that, in the event the Offer but not the Merger is consummated, the number of stockholders could be reduced, which could adversely affect the liquidity and market value of the Shares.

  In light of all the factors set forth above, the Board of Directors approved the Merger and the Offer. In view of the variety of factors considered in connection with its evaluation of the Merger and the Offer, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision.

  It is expected that if Shares are not accepted for payment by the Purchaser in the Offer and if the Merger is not consummated, the Company's current management, under the general direction of the Board of Directors, will continue to manage the Company as an on-going business. However, the Company may, under these circumstances, continue to explore other possible methods of maximizing stockholder value. In addition, individual directors may have given different weight to the various factors considered.

Item 5. Persons Retained, Employed or to be Compensated.

  The Company retained Robertson Stephens as its exclusive financial advisor in connection with a possible business combination transaction for the Company. Pursuant to a letter agreement dated June 30, 1999 between the Company and Robertson Stephens, the Company has agreed to pay Robertson Stephens a fee of approximately $2,210,000, $500,000 of which became due and payable upon Robertson Stephens' delivery of the Fairness Opinion, for acting as financial advisor in connection with the transactions. The Company has also agreed to reimburse Robertson Stephens for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. The Company has agreed to indemnify Robertson Stephens and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities to which each may be subjected arising out of or related to its engagement as financial advisor.

  Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6. Recent Transactions and Intent with Respect to Securities.

  (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

  (b) To the best of the Company's knowledge, all of the Company's executive officers and directors who own Shares currently intend to tender all of their Shares pursuant to the Offer.

Item 7. Certain Negotiations and Transactions by the Subject Company.

  (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

Item 8. Additional Information to be Furnished.

  The information contained in Exhibits (a)(1), (a)(2) and (a)(4) referred to in Item 9 below is incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

 (a)(1)  Offer to Purchase dated July 21, 1999.*
 (a)(2)  Letter of Transmittal.*
 (a)(3)  Press release issued by the Company and Purchaser on July 16, 1999.
 (a)(4)  Opinion of BancBoston Robertson Stephens Inc. dated July 15, 1999.(5)*
 (a)(5) Letter to Stockholders dated July 21, 1999 from Larry Ford, President and Chief Executive Officer of the Company.*
 (c)(l) Merger Agreement dated as of July 15, 1999, among Parent, Purchaser and the Company.
 (c)(2)  Form of Stockholders Agreement dated as of July 15, 1999 among
         Purchaser and certain stockholders of the Company (together with a schedule indicating the number of Shares owned by each stockholder who entered into a Stockholder Agreement).
 (c)(3) Exclusivity Agreement, dated July 7, 1999, by and between the Company and Parent.
 (c)(4)  Form of Indemnification Agreement.(2)
 (c)(5) Article 9 of the Company's Certificate of Incorporation, as amended to date.
 (c)(6)  Article V of the Bylaws of the Company.
 (c)(7)  1992 Stock Option Plan, as amended.(2)
 (c)(8)  1997 Equity Incentive Plan, as amended.(2)
 (c)(9)  1997 Employee Stock Purchase Plan, as amended.(3)
 (c)(11) Amended and Restated Employment Agreement between the Company and
         Richard L. Tanler, dated June 11, 1992.(2)
 (c)(12) Employment Agreement between the Company and Richard S. Parker, dated
         June 11, 1992.(2)
 (c)(13) Employment Agreement between the Company and Rory C. (Butch) Terrien, dated June 11, 1992.(2)
 (c)(14) Offer Letter to Robin L. Pederson, dated March 6, 1996.(2)
 (c)(15) Offer Letter to Donald W. Anderson, executed November 4, 1996.(2)
 (c)(16) Severance Agreement between the Company and Larry Ford, dated November
         10, 1997.(2)
 (c)(17) Form of Severance Agreement between the Company and Richard L. Tanler,
         Robin L. Pederson, Rory C. Butch Terrien, Donald W. Anderson, Richard
         S. Parker, Mark Furtney, Mary K. Trick, Keith Deane and Michael Gaard, dated November 10, 1997.(2)
 (c)(18) Employment Agreement between the Company and Charles R. Chitty.(2)
 (c)(19) Employment Agreement between the Company and Kurt L. Betcher, dated
         January 8, 1999.(4)
 (c)(20) The Company's Information Statement pursuant to Section 14(f) of the
         Exchange Act and Rule 14f-1 thereunder.(6)*
 (c)(21) First Amendment dated July 15, 1999 to Rights Agreement, dated as of
         March 1, 1999, between Company and Norwest Bank National Association, a national banking association.

--------
 * Included in copies mailed to stockholders.
(1) Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-62079), filed on August 21, 1998.
(2) Incorporated by reference to the Company's Registration on Form S-1 (File No. 333-37707), filed on October 10, 1997.
(3) Incorporated by reference to the Company's Definitive Schedule 14A (Proxy Statement) filed May 19, 1998.
(4) Incorporated by reference to the Company's Annual Report on Form 10-K, filed on April 28, 1999.
(5) Attached hereto as Annex A.
(6) Attached hereto as Schedule I.

                                  SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          INFORMATION ADVANTAGE, INC.

                                                      /s/ Larry Ford
                                          By: _________________________________
                                                  Larry Ford
                                               President and Chief Executive
                                                          Officer

Dated: July 21, 1999

                                                                     SCHEDULE I

                          INFORMATION ADVANTAGE, INC.
                     7905 Golden Triangle Drive, Suite 190
                         Eden Prairie, Minnesota 55344

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about July 22, 1999 as a part of Information Advantage, Inc. (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of shares of Common Stock, par value $0.01 per share, of the Company (the "Shares") at the close of business on or about July 19, 1999. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company.

  On July 15, 1999, the Company, Sterling Software, Inc., a Delaware corporation ("Parent") and Sterling Software Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (the "Purchaser") entered into a Merger Agreement (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) the Parent will cause Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $6.50 per Share, net to the seller in cash and without interest thereon, and
(ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of Parent.

  The Merger Agreement requires the Company to use its best efforts to cause the Purchaser's designees to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers of the Company."

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on Wednesday, July 21, 1999. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, August 17, 1999 unless the Offer is extended.

  The following information contained in this Information Statement concerning the Purchaser has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                 BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF
                                  THE COMPANY

General

  As of the date hereof, the authorized stock of the Company consists of 60,000,000 Shares, of which, as of July 15, 1999, 25,381,011 shares were issued and outstanding, and 5,000,000 shares of Preferred Stock, no shares of which are outstanding. The Board of Directors currently consists of three classes with seven members. At each annual meeting of stockholders, each director whose term is up or a nominee to replace such director is elected for three-year terms.

  Pursuant to the Merger Agreement, promptly upon the purchase by the Purchaser of any Shares pursuant to the Offer following the expiration date of the Offer, Purchaser shall be entitled to designate directors of the Company constituting a majority of the Board, and the Company shall use its best efforts to, upon request by Purchaser, promptly, at the Company's election, either increase the size of the Board to the extent permitted by its Certificate of Incorporation or secure the resignation of such number of directors as is necessary to enable Purchaser's designees to be elected to the Board and to cause Parent's designees to be so elected and to constitute at all times after the purchase of Shares in the Offer a majority of the Board.

  Parent has informed the Company that it will choose the following Parent Designees from the directors and executive officers listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with this Schedule 14D-9: Sterling L. Williams, Geno P. Tolari; R. Logan Wray and Don J. McDermett, Jr. The Purchaser has informed the Company that each of the Parent Designees has consented to act as a director. The information on such Schedule I is incorporated herein by reference.

  None of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best knowledge of the Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by the Purchaser that, to the best of the Purchaser's knowledge, none of the Parent Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9.

  It is expected that the Parent Designees may assume office at any time following the purchase by the Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than August 17, 1999, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board of Directors.

  The following tables set forth certain information with respect to the directors and executive officers of the Company as of July 15, 1999. Directors are elected for staggered terms for three years. Class I directors are elected to serve until the first annual meeting of stockholders following the initial public offering. Class II directors are elected to serve until the second annual meeting of stockholders following the initial public offering. Class III directors are elected to serve until the third annual meeting of stockholders following the initial public offering. Executive officers are elected by the Board of Directors to hold office until their successors are elected and qualified.

Directors

 Name                             Age Principal Occupation
 ----                             --- --------------------
                                      President, Chief Executive Officer and
 Larry J. Ford(4)................  58 Director of the Company
 Richard L. Tanler(3)............  48 Chairman of the Board and Senior Vice
                                      President, Strategic
                                      Planning and Marketing of the Company
 Ronald E.F. Codd (1)(5).........  43 President and Chief Executive Officer of
                                      Momentum Business
                                      Applications, Inc.
 Promod Haque (2)(5).............  51 Managing General Partner of Norwest
                                      Venture Partners VII, L.P., General
                                      Partner of Norwest Venture Partners VI,
                                      L.P., General Partner of Norwest Equity
                                      Partners V, L.P. and General Partner of
                                      Norwest Equity Partners IV, L.P.
                                      President of DRH Strategic Consulting,
 Donald R. Hollis (2)(3).........  63 Inc.
                                      Independent Investor and Business
 Jay H. Wein (1)(4)..............  66 Consultant
                                      General Partner of Sutter Hill Ventures,
 William H. Younger, Jr. (1)(3)..  49 LLP

--------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Class I director
(4) Class II director
(5) Class III director

  Larry J. Ford has been President, Chief Executive Officer and a director since May 1995. From August 1991 to November 1994, Mr. Ford served as Chairman and Chief Executive Officer of Systems Software Associates, a Chicago-based, enterprise-wide, vertically integrated applications software company specifically targeting the manufacturing sector. Prior to August 1991, Mr. Ford held several executive positions at IBM including President of the Latin America Division, Vice President of Marketing for mid-range computing, and Vice President of Information and Telecommunications Systems. Mr. Ford serves as a director of Telular Corporation, where he serves on the Compensation and Audit Committees. Mr. Ford holds a B.S. in Mathematics and Economics from Claremont Men's College.

  Jay H. Wein has been a director of the Company since June 1992. Mr. Wein has worked as an independent investor and business consultant since September 1989. From June 1992 to May 1995, Mr. Wein served as Chairman of the Board of the Company. Between July 1974 and August 1989, Mr. Wein served as Managing Partner of the Minneapolis/St. Paul office of Arthur Andersen & Co. Mr. Wein serves as a director of Great Hall Investment Funds, Inc. and of two private companies and a non-profit organization. Mr. Wein holds a B.S.B.A. from the University of South Dakota.

  Ronald E.F. Codd has been a director of the Company since August 1997. In January 1999, Mr. Codd became President and Chief Executive Officer of Momentum Business Applications, Inc., a developer of enterprise application software products. Mr. Codd worked at PeopleSoft, Inc., a software development and marketing company, from September 1991 to December 1998, and had served as the Senior Vice President of Finance and Administration and Chief Financial Officer. From March 1989 to August 1991, Mr. Codd served as Corporate Controller of MIPS Computer Systems, Inc. Mr. Codd serves as a director of Adept Technology, Inc. and Intraware, Inc. Mr. Codd holds a B.S. in Accounting from the University of California, Berkeley and an M.M. from the J.L. Kellogg Graduate School of Management, Northwestern University.

  Promod Haque has been a director of the Company since March 1993. Dr. Haque joined Norwest Venture Partners, L.P., a venture capital firm, in November 1990 and is Managing General Partner of Norwest Venture Partners VII, L.P., a General Partner of Norwest Venture Partners VI, L.P., a General Partner of Norwest Equity Partners V, L.P. and a General Partner of Norwest Equity Partners IV, L.P. Dr. Haque serves as a director of Extreme Networks, Inc., Transaction Systems Architects, Inc. and several privately held companies. Dr. Haque holds a Ph.D.E.E. and a M.S.E.E. from Northwestern University, an M.M. from the J.L. Kellogg Graduate School of Management, Northwestern University, and a B.S.E.E. from the University of Delhi, India.

  Donald R. Hollis has been a director of the Company since August 1996. Mr. Hollis is President of DRH Strategic Consulting, Inc., a consulting firm, where he has been employed since March 1996. Prior to January 1996, Mr. Hollis served as an Executive Vice President of First Chicago Corporation/First National Bank of Chicago. Mr. Hollis serves as a director of Deluxe Corporation, Teltrend, Inc., Edify, Inc. and Open Port Technology. Mr. Hollis holds a B.B.A. from Kent State University.

  Richard L. Tanler has been Chairman of the Board of Directors and Senior Vice President, Strategic Planning and Marketing since May 1995. Mr. Tanler is a founder of the Company and served as President and Chief Executive Officer from June 1992 through May 1995. Prior to this position, Mr. Tanler served as Director of Services, Business Unit at Metaphor Computer Systems, Inc., a software company. Mr. Tanler holds a B.S. in Business Quantitative Systems from Arizona State University.

  William H. Younger, Jr. has been a director of the Company since July 1995. Since 1983, Mr. Younger has been a managing director of Sutter Hill Ventures, LLP, a venture capital management firm. Mr. Younger serves as a director of Oacis Healthcare Systems, Inc., Forte Software, Inc. and several privately held companies. Mr. Younger holds a B.S.E.E. from the University of Michigan and an M.B.A. from Stanford University.

Executive Officers

 Name                      Age Title
 ----                      --- -----
 Larry J. Ford............  58 President, Chief Executive Officer and Director
 Richard L. Tanler........  48 Chairman of the Board and Senior Vice President,
                               Strategic Planning and Marketing
 Kurt L. Betcher..........  39 Vice President and Chief Financial Officer
 Mark Furtney.............  53 Vice President, Engineering
 Richard S. Parker........  43 Vice President, Marketing
 Robin L. Pederson........  40 Vice President, Worldwide Sales
 Rory C. (Butch) Terrien..  38 Senior Vice President, Research and Development
 Mary K. Trick............  44 Vice President, Worldwide Customer Service

  Larry J. Ford and Richard L. Tanler--See "Directors."

  Kurt L. Betcher has been Vice President and Chief Financial Officer since January 1999. Prior to joining the Company, he was Senior Vice President and Chief Financial Officer of ValueRx, a pharmacy benefit management and information services firm, from December 1996 to June 1998. From November 1995 to December 1996, Mr. Betcher was Corporate Controller of Cowles Media Company, a diversified media content provider. From February 1993 to November 1995, Mr. Betcher was Vice President and Controller of EBP HealthPlans, a healthcare transaction processing company. Mr. Betcher holds a B.B.A. from the University of Wisconsin and is a Certified Public Accountant.

  Mark Furtney has been Vice President, Engineering since July 1997. From 1988 to July 1997, Dr. Furtney worked for Cray Research, Inc., a supercomputer supplier, in a variety of positions, including Senior Director of Technology. Dr. Furtney holds a Ph.D. in Computer Science from the University of Virginia, an M.S. in Nuclear Engineering from the Massachusetts Institute of Technology and a B.S. in Mechanical Engineering from Clarkson University.

  Richard S. Parker has been Vice President, Marketing since January 1994. He is a founder of the Company and served as Director of Marketing from April 1990 through December 1993. From September 1984 to April 1990, Mr. Parker was employed with Metaphor in a variety of positions, including Director of Data Management, Marketing Manager and Manager of Business Development for the Metaphor Consulting Group. Mr. Parker attended the University of Minnesota, majoring in Business Administration.

  Robin L. Pederson has been Vice President, Worldwide Sales for the Company since April 1996. From June 1995 to April 1996, Mr. Pederson was Senior Vice President, Worldwide Sales, Marketing and Support for Great Plains Software, Inc., a financial applications software company. From October 1990 to June 1995, Mr. Pederson worked for Banyan Systems, Inc., a network software provider, in a variety of positions including Vice President, Americas. Mr. Pederson holds a B.S. in Business Administration from the University of North Dakota.

  Rory C. (Butch) Terrien has been Senior Vice President, Research and Development since June 1992. Prior to joining the Company, Mr. Terrien was employed with Metaphor as the Development Manager for the Metaphor Consulting Group. Mr. Terrien holds a B.S. in both Mechanical Engineering and Computer Science from Northwestern University and an M.S. in Mechanical Engineering from the University of Minnesota.

  Mary K. Trick has been Vice President, Worldwide Customer Service since June 1995. From November 1992 to July 1995, Ms. Trick was employed by Keane, Inc., a technical consulting firm, in a variety of positions including Branch Manager for the Minneapolis Branch. From October 1980 to November 1992, Ms. Trick was employed by Wang Laboratories, a hardware and software firm, in a variety of positions including business consultant, presales, Practice Manager and Services Director for various regions. Ms. Trick attended the University of Minnesota.

Board Meetings and Committees

  The Board of Directors held a total of nine meetings during the fiscal year ended January 31, 1999 ("fiscal year 1999"). No director attended fewer than 75% of the total number of meetings of the Board of Directors or committees of the Board of Directors held in fiscal year 1999. The Board of Directors has established Audit and Compensation Committees, both of which consist of only non-employee directors. The Board of Directors has not established a Nominating Committee.

  The Audit Committee, which consists of Messrs. Codd, Wein and Younger, held two meetings during fiscal year 1999. This committee makes recommendations to the Board of Directors regarding the selection of independent accountants, reviews the results and scope of audit and other services provided by the Company's independent accountants and reviews and evaluates the Company's audit and control functions.

  The Compensation Committee, which consists of Dr. Haque and Mr. Hollis, held six meetings during fiscal year 1999. This committee makes recommendations regarding the Company's 1997 Equity Incentive Plan, administers the 1997 Employee Stock Purchase Plan and makes decisions concerning salaries and incentive compensation for employees and consultants of the Company. Dr. Boswell, a former director of the Company, served on the Compensation Committee until his retirement from the Board of Directors in August 1998.

Director Compensation

  Directors do not receive any cash compensation from the Company for their service as members of the Board of Directors, although members are reimbursed for certain expenses in connection with attendance at Board of Directors and committee meetings.

  Messrs. Hollis and Wein, non-employee directors of the Company, serve as part-time consultants to the Company. During fiscal year 1999, Mr. Hollis received an option grant for 20,000 shares of Common Stock in connection with such services. During fiscal year 1999, Mr. Wein was not compensated for such services.

  Non-employee directors receive periodic option grants under the Company's 1997 Equity Incentive Plan. Each non-employee director receives a one-time option grant for 8,000 shares of Common Stock upon first taking office. This option becomes exercisable with respect to 20% of the shares upon the completion of 12 months of Board service and with respect to the balance of the shares in equal installments on a monthly basis thereafter for the next four years of service. Upon the conclusion of each regular annual meeting of stockholders, each non-employee director who continues to serve as a Board member will receive an option for 1,600 shares of Common Stock, except that a non-employee director will not receive an annual grant of 1,600 shares in the same year he or she receives the one-time option grant for 8,000 shares. The option for 1,600 shares will become exercisable upon the completion of 60 months of Board service from the grant date. The exercisability of each 8,000-share or 1,600-share option granted to a non-employee director will accelerate in the event of the optionee's death, disability or retirement at age 65 and may accelerate in the event of a change in control (as defined in the 1997 Equity Incentive Plan).

  The Board may decide to implement a program that allows a non-employee director to elect to receive his or her annual retainer payments and meeting fees from the Company, if any such payments and fees are authorized in the future, in the form of cash, options, restricted shares, stock units or a combination thereof. The number and term of such options, restricted shares or stock units to be granted to a non-employee director in lieu of annual retainers and meeting fees will be calculated in a manner determined by the Board.

Compensation Committee Interlocks and Insider Participation

  No member of the Company's Compensation Committee was an officer, former officer or employee of the Company or any subsidiary during fiscal year 1999. No executive officer of the Company served as a member of the compensation committee or the board of directors of another entity, one of whose executive officers served on the Company's Compensation Committee or the Company's Board of Directors during fiscal year 1999.

                            EXECUTIVE COMPENSATION

  The following table sets forth information with respect to compensation paid by the Company for services rendered to the Company by the Chief Executive Officer and the four other highest paid executive officers (collectively, the "Named Executive Officers") during fiscal years 1999, 1998 and 1997.

                          Summary Compensation Table

                                                               Long-Term Compensation
                                                               -----------------------
                                        Annual Compensation            Awards
                                     ------------------------- -----------------------
                                                               Securities  All Other
                                     Fiscal  Salary    Bonus   Underlying Compensation
                                      Year     ($)      ($)     Options     ($) (1)
                                     ------ --------- -------- ---------- ------------
Larry J. Ford.......................  1999  $ 191,000 $ 80,000  171,600     $     0
 President, Chief Executive Officer   1998    175,000   72,500   92,000           0
 and Director                         1997    175,000   74,100        0      25,000

Richard L. Tanler...................  1999    161,000   39,000   85,800           0
 Chairman of the Board and Senior
  Vice                                1998    150,000   35,567   46,000           0
 President, Strategic Planning and
  Marketing                           1997    150,000   42,400        0           0


Donald W. Anderson (2)..............  1999    116,400   39,000   15,000           0
 Vice President and Chief Financial   1998    126,000   20,194        0           0
 Officer                              1997     19,385        0   80,000           0


Robin L. Pederson (3)...............  1999    150,000   79,500   60,000           0
 Vice President, Worldwide Sales      1998    150,000   73,916   48,000           0
                                      1997    119,423   56,250  172,000      15,612


Mary K. Trick.......................  1999    135,800   40,075   40,000           0
 Vice President, Customer Services    1998    125,000   34,666   16,000           0
                                      1997    120,000   29,375   38,000           0

--------
(1) Consists of moving expenses.
(2) Mr. Anderson's employment commenced on November 25, 1996 at an annual base salary of $126,000. Mr. Anderson passed away on December 22, 1998.
(3) Mr. Pederson's employment commenced on April 18, 1996 at an annual base salary of $150,000.

Grants of Stock Options

                       Option Grants in Last Fiscal Year

  The following table sets forth each grant of stock options during fiscal year 1999 to each of the Named Executive Officers. No SARs were granted during such fiscal year.

                                                                                    Potential
                                                                                Realizable Value
                                                                                at Assumed Annual
                                                                                 Rates of Stock
                                                                                      Price
                                                                                Appreciation for
                                                                                 Option Term ($)
                                            Individual Grants                          (4)
                          ----------------------------------------------------- -----------------
                           Number of
                          Securities  Percent of Total
                          Underlying  Options Granted    Exercise
                            Options   to Employees in      Price     Expiration
Name                      Granted (1)  Fiscal 1999(2)  ($/share) (3)    Date       5%       10%
----                      ----------- ---------------- ------------- ---------- -------- --------
Larry J. Ford...........       86,600       5.2%          $6.250      02/19/08  $340,389 $862,613
                               85,000       5.1            5.625      11/19/08   300,690  762,008
Richard L. Tanler.......       43,300       2.6            6.250      02/19/08   170,195  431,307
                               42,500       2.5            5.625      11/19/08   150,345  381,004
Donald W. Anderson (5)..       15,000       0.9            6.250      02/19/08    58,959  149,413
Robin L. Pederson.......       30,000       1.8            6.250      02/19/08   117,918  298,827
                               30,000       1.8            5.625      11/19/08   106,126  268,944
Mary K. Trick...........       20,000       1.2            6.250      02/19/08    78,612  199,218
                               20,000       1.2            5.625      11/19/08    70,751  179,296

--------
(1) Generally, 20% of these options vest on the first anniversary of the date of grant; and an additional 20% of these options vest on each anniversary of the date of grant occurring in 2000, 2001, 2002 and 2003. These options have a ten-year term, subject to earlier termination in the event of the optionee's cessation of service with the Company.
(2) Based on an aggregate of 1,673,220 shares subject to options granted to employees under the Company's stock option plans.
(3) The exercise price may be paid in cash, in shares of the Company's Common Stock valued at fair market value on the exercise date or any other method approved by the Board.
(4) The potential realizable value is calculated based on the term of the option at the time of grant (ten years). Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent the Company's prediction of its stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.
(5) Mr. Anderson passed away on December 22, 1998.

                                 Option Values

  The following table sets forth information concerning options to purchase Common Stock exercised by the Named Executive Officers during fiscal year 1999 and the number and value of the unexercised options that are held by the Named Executive Officers as of the end of fiscal year 1999. No SARs were exercised by the Named Executive Officers in fiscal year 1999 or were outstanding at the end of that fiscal year.

                                              Number of Securities      Value of Unexercised
                                             Underlying Unexercised     in-the-Money Options
                                                Options at FY-End         at FY-End ($) (1)
                                            ------------------------- -------------------------
                                    Value
                           Shares  Realized
Name                      Acquired ($) (1)  Exercisable Unexercisable Exercisable Unexercisable
----                      -------- -------- ----------- ------------- ----------- -------------
Larry J. Ford...........    11,000 $118,250     382,402       333,179  $4,110,822    $2,755,349
Richard L. Tanler.......    20,300  220,925     182,654       174,337   1,963,531     1,460,960
Donald W. Anderson (2)..         0        0      63,000             0     600,375             0
Robin L. Pederson.......         0        0      44,400       201,200     472,050     1,826,900
Mary K. Trick...........     8,500   91,375      19,500        86,800     203,325       715,400

--------
(1) Value realized is based on the January 29, 1999 closing price of $11.875 per share of Common Stock as listed on the Nasdaq National Market less the exercise price for such shares.
(2) Mr. Anderson passed away on December 22, 1998.

               EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT
                      AND CHANGE IN CONTROL ARRANGEMENTS

  The Company has employment contracts and severance agreements in effect with the following executive officers: Richard L. Tanler, Chairman of the Board and Senior Vice President, Strategic Planning and Marketing; Larry J. Ford, President and Chief Executive Officer; Kurt L. Betcher, Vice President and Chief Financial Officer; Richard S. Parker, Vice President, Marketing; Robin
L. Pederson, Vice President, Worldwide Sales; and Rory C. (Butch) Terrien, Senior Vice President, Research and Development. The Company had an employment contract and severance agreement in effect with Donald W. Anderson, Vice President and Chief Financial Officer until his death on December 22, 1998. The Company has severance agreements in effect with the following executive officers: Mark Furtney, Vice President, Engineering and Mary K. Trick, Vice President, Worldwide Customer Service. Each severance agreement provides for the acceleration of all unvested stock options of the officer following a change in control if either (a) his or her employment by the Company is terminated without cause, or (b) he or she voluntarily terminates his or her employment as a result of a reduction in authority or responsibility as an employee of the Company.

  The Company and Mr. Tanler are parties to an employment agreement and an amendment thereto dated June 11, 1992 and April 27, 1995, respectively, governing his employment with the Company. The agreement sets forth Mr. Tanler's compensation level and eligibility for salary increases, bonuses, benefits and option grants under stock option plans. Pursuant to the agreement, Mr. Tanler's employment is voluntary and may be terminated by the Company or Mr. Tanler at any time with 30 days prior written notice, provided however, that if the Company terminates Mr. Tanler's employment without cause, Mr. Tanler shall receive an amount equal to his base salary per month at the end of each of the six months immediately following the date of termination but in no event shall he receive any such payments after he gains employment elsewhere. The Company may immediately terminate Mr. Tanler's employment for cause upon written notice with no further obligation to Mr. Tanler.

  The Company and Mr. Ford are parties to an employment agreement and an amendment thereto dated April 19, 1995 and May 23, 1995, respectively, governing his employment with the Company. The agreement sets forth Mr. Ford's compensation level and eligibility for salary increases, bonuses, benefits and option grants under stock option plans. Mr. Ford's employment with the Company under the agreement is voluntary and may be terminated by the Company or Mr. Ford at any time with 30 days prior written notice, provided that if the

Company terminates Mr. Ford's employment for reasons other than cause, the Company shall pay to Mr. Ford a sum equal to his current base salary for a period of six months following such termination. Notwithstanding the foregoing, if Mr. Ford's employment is terminated (for reasons other than cause) due to a change in control of the Company (defined to mean the acquisition by a person not currently a stockholder of the Company of shares of Company stock representing more than 50% of the voting power of the outstanding shares), Mr. Ford shall receive a sum equal to his then current base salary for an additional 12 month period. The Company may terminate Mr. Ford's employment for cause without notice and without any further obligation to Mr. Ford. The agreement also provides for full acceleration of vesting of his unvested stock options or shares if one of the following events shall occur: (a) the sale by the Company of all or substantially all of its assets and the discontinuance of its business; or (b) a change in control of the Company (as defined above) resulting in the termination of Mr. Ford's employment with the Company, a substantial change in the scope of Mr. Ford's employment responsibilities or job relocation.

  Parent has reached an oral understanding with Larry Ford, President and Chief Executive Officer of the Company, with respect to Larry Ford's employment with the Company. Such oral understanding will be reflected in an agreement between Mr. Ford and the Company. In the event Mr. Ford does not come to an agreement with the Company with respect to his role with the Company following the Merger, the agreement will provide that (i) Mr. Ford will remain an employee of the Company and the Company will pay Mr. Ford his then current base salary and on-target bonus (a total of $310,000 per year) over a two year period based on the Company's regular payroll practice; (ii) Parent will provide Mr. Ford and anyone entitled to claim under or through him with benefits under the applicable employee benefit plans (to the extent legally permissible) of Parent until such time as he is no longer an employee of the Company; (iii) Company will reimburse Mr. Ford up to a maximum of $5,000 per month for his office, secretarial support and related expenses until the earlier of the period ending two years following the Effective Time or his acceptance of other employment; and (iv) all of Mr. Ford's outstanding options will accelerate upon his ceasing to be an employee, unless such options are to be sooner accelerated under existing agreements between the Company and Mr. Ford. In the event Mr. Ford comes to an alternative agreement with the Company regarding his employment following the Closing and his position is thereafter terminated by the Company for any reason within one year after the Closing, the agreement will provide that he will receive the payments and benefits from the Company following such termination as set forth in (i), (ii) and (iv) above. Parent also may enter into severance agreements with certain other executive officers of the Company. The specific terms of such new severance agreements have not yet been determined.

  The Company and Mr. Betcher are parties to an employment agreement dated January 8, 1999 governing his employment with the Company. The agreement sets forth Mr. Betcher's compensation level and eligibility for salary increases, bonuses, benefits and option grants under stock option plans. Pursuant to the agreement, Mr. Betcher's employment is voluntary and may be terminated by the Company at any time with 30 days prior written notice, provided however, that if the Company terminates Mr. Betcher's employment without cause, the Company shall pay to Mr. Betcher a sum equal to his current base salary for a period of six months following such termination. The Company may immediately terminate Mr. Betcher's employment for cause without notice with no further obligation to Mr. Betcher.

  The Company and Mr. Parker are parties to an employment agreement dated June 11, 1992 governing his employment with the Company. The agreement sets forth Mr. Parker's compensation level and eligibility for salary increases, bonuses, benefits and option grants under stock option plans. Pursuant to the agreement, Mr. Parker's employment is voluntary and may be terminated by the Company or Mr. Parker at any time with 30 days prior written notice, provided however, that if the Company terminates Mr. Parker's employment without cause, Mr. Parker shall receive an amount equal to his base salary per month at the end of each of the six months immediately following the date of termination, but in no event shall he receive any such payments after he gains employment elsewhere. The Company may immediately terminate Mr. Parker's employment for cause upon written notice with no further obligation to Mr. Parker.

  The Company and Mr. Pederson are parties to a letter agreement dated March 6, 1996 governing his employment with the Company. The agreement sets forth Mr. Pederson's compensation level and eligibility for salary increases, bonuses, benefits and option grants under stock option plans. Pursuant to the agreement, Mr. Pederson is entitled to receive, in the event of termination of Mr. Pederson's employment with the Company (for reasons other than cause) or if Mr. Pederson is not employed in a capacity comparable to his then current position due to a change in ownership of the Company, a sum equal to 12 months of base compensation. The agreement also provides for accelerated vesting of any unvested stock options or shares in the event of a change in ownership of the Company. If Mr. Pederson is employed by the acquiring or surviving entity in a capacity comparable to his then current position, 50% of his unvested stock options or shares shall immediately vest; the remaining 50% shall vest over the subsequent 24 months at a rate of 50% per year. Conversely, if Mr. Pederson's employment with the acquiring or surviving entity is terminated (for reasons other than cause) or if Mr. Pederson is not retained by such acquiring or surviving entity in a capacity comparable to his then current position with the Company, all his unvested stock options shall immediately vest, up to a maximum gain to Mr. Pederson of $4.0 million.

  The Company and Mr. Terrien are parties to an employment agreement dated June 11, 1992 governing his employment with the Company. The agreement sets forth Mr. Terrien's compensation level and eligibility for salary increases, bonuses, benefits and option grants under stock option plans. Pursuant to the agreement, Mr. Terrien's employment is voluntary and may be terminated by the Company or Mr. Terrien at any time with 30 days prior written notice, provided, however, that if the Company terminates Mr. Terrien's employment without cause, Mr. Terrien shall receive an amount equal to his base salary per month at the end of each of the six months immediately following the date of termination but in no event shall he receive any such payments after he gains employment elsewhere. The Company may immediately terminate Mr. Terrien's employment for cause upon written notice to Mr. Terrien.

  The Company and Mr. Anderson were parties to a letter agreement executed on November 4, 1996 governing his employment with the Company. The agreement set forth Mr. Anderson's compensation level and eligibility for salary increases, bonuses, benefits and option grants under stock option plans. Pursuant to the agreement, Mr. Anderson was entitled to receive, in the event of termination of employment for reasons other than cause or if Mr. Anderson was not employed in a capacity comparable to his then current position due to a change of ownership of the Company, a sum equal to 12 months of base compensation. The agreement also provided for accelerated vesting of unvested stock options if a change of ownership of the Company had occurred. If the change of ownership had occurred within the first two years of Mr. Anderson's first day of employment with the Company, all his unvested options would have immediately vested. Mr. Anderson passed away on December 22, 1998.

                     REPORT OF THE COMPENSATION COMMITTEE

  The following is the Report of the Compensation Committee of the Board of Directors of the Company, describing the compensation policies and rationale applicable to the Company's executive officers with respect to the compensation paid to such executive officers for fiscal year 1999. The information contained in the report shall not be deemed to be "soliciting material" or to be "filed" with the SEC nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

  The Committee makes recommendations regarding the Company's 1997 Equity Incentive Plan and makes decisions concerning salaries and incentive compensation for employees and consultants of the Company. In fiscal year 1999, the members of the Committee were Dr. Haque and Mr. Hollis, both of whom are non-employee directors of the Company. Dr. Boswell, a former director of the Company, served on the Compensation Committee until his retirement from the Board of Directors in August 1998.

  The Company's executive compensation programs are designed to attract and retain executives who will contribute to the Company's long-term success, to reward executives for achieving the Company's financial goals, and to link executive compensation and stockholder interests through equity-based plans. The Committee believes that strong financial performance, on a sustained basis, is the most certain avenue through which the Company can positively affect long-term stockholder return. Furthermore, the Company believes that, in order to attract and retain the most qualified executives in the industry, its compensation policies must be competitive with other companies in the software industry, particularly those of smaller or similar size.

  The Company's executive compensation programs consist of base salary, annual cash incentive compensation, long-term incentive compensation in the form of stock options, and various benefits, including medical and savings plans generally available to all employees of the Company. In addition, the Company's executives are eligible to participate in the Company's 401(k) plan. This plan allows participants to defer up to 20% of compensation, subject to the Code, which in turn may be invested in a broad range of investment alternatives. Under this plan, the Company may provide both matching and discretionary profit sharing contributions. A matching contribution in the amount of 6% of employees' elective deferrals was implemented in September 1998. Matching contributions vest at the rate of 20% for each year of service.

  Compensation is reviewed and adjusted annually based principally on an evaluation of individual contributions to corporate goals, comparable market salary data, growth in the Company's size and complexity, internal compensation equity considerations and the Company's performance. In particular, the Committee considered the intense competition between similarly situated technology companies for qualified employees. Based on this review, Mr. Ford's base pay was kept at the same level in fiscal year 1998 and increased by 9.1% in fiscal year 1999 and the base pay of the other Named Executive Officers was increased by 0.9% in fiscal year 1998 and increased by 2.2% in fiscal year 1999.

  The Company's annual management incentive bonuses are based on a combination of the Company's revenue, earnings and certain other financial measures. In setting such targets, the Company considers its historical performance, its underlying business model, and internal expectations related to financial performance. Bonuses for fiscal year 1999 were determined by the Company's Chief Executive Officer, Larry J. Ford, except for his bonus which was determined by the Committee.

  Grants of stock options may be awarded to individual executives based on their actual and potential contributions to the achievement of the Company's long-term goals. In fiscal year 1999, options to purchase an aggregate of 372,400 shares of Common Stock were granted to the Chief Executive Officer and the other Named Executive Officers.

  In fiscal year 1999, Mr. Ford earned a base salary of $191,000 and cash incentives of $80,000. Cash incentives for fiscal year 1999 approximated 41.9% of his base salary and were based on attaining the goals described above. Mr. Ford received 10.3% of the options granted in fiscal year 1999. These grants were primarily based on the performance of the Company and Mr. Ford's significant contribution to that performance in terms of both leadership and strategic vision.

                                          Compensation Committee

                                          Promod Haque
                                          Donald R. Hollis

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information known to the Company regarding beneficial ownership of its Common Stock as of July 14, 1999, by (a) each person who is known to the Company to own beneficially more than five percent of the Company's Common Stock, (b) each of the Company's directors and nominees for director, (c) each executive officer named in the "Summary Compensation Table" below, and (d) all current executive officers and directors as a group. Except as otherwise noted below, the Company knows of no agreements among its stockholders which relate to voting or investment power with respect to its Common Stock.

                                                   Number of
                                                     Shares         Percent
                                                  Beneficially    Beneficially
Name and Address of Beneficial Owner (1)          Owned (1)(2)    Owned (1)(2)
----------------------------------------          ------------    ------------
Sterling Software, Inc. (3).....................   6,305,846          24.8%
 300 Crescent Court
 Suite 1200
 Dallas, TX 75201
Entities affiliated with Norwest Equity Partners
 (4) ...........................................   3,188,232(15)      12.6
 2800 Piper Jaffray Tower
 222 South Ninth Street
 Minneapolis, MN 55402
Entities affiliated with St. Paul Venture
 Capital, Inc. (5)..............................   2,472,519(15)       9.7
 8500 Normandale Lake Blvd.
 Suite 1940
 Bloomington, MN 55437
Estate of Donald W. Anderson (6)................     115,500             *
Larry J. Ford (7)...............................     513,817(15)       2.0
Robin L. Pederson (8)...........................     159,296(15)         *
Richard L. Tanler (9)...........................     271,942(15)       1.1
Mary K. Trick (10)..............................      73,400(15)         *
Ronald E.F. Codd (11)...........................      11,200(15)         *
Promod Haque (4)................................   3,188,232(15)      12.6
Donald R. Hollis (12)...........................      50,000(15)         *
Jay H. Wein.....................................     327,359(15)       1.3
William H. Younger, Jr. (13)....................     836,528(16)       3.3
All directors and executive officers as a group
 (14 persons) (14)..............................   5,705,574          21.6%

--------
* Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.
(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. Unless otherwise indicated, the address for each listed stockholder is c/o Information Advantage, Inc., 7905 Golden Triangle Drive, Suite 190, Eden Prairie, Minnesota 55344-7227. To the Company's knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares. The number of shares beneficially owned includes shares issuable pursuant to warrants and stock options that are exercisable within 60 days of July 14, 1999.
(2) Percentage of beneficial ownership is based on 25,381,011 shares outstanding as of July 14, 1999. Shares issuable pursuant to warrants and stock options are deemed outstanding for computing the percentage of the person holding such warrants or options but are not deemed outstanding for computing the percentage of any other person.
(3) Includes 6,305,846 Shares owned by certain stockholders of the Company (the "Selling Stockholders") which are subject to Stockholders Agreements dated July 15, 1999 by and among the Parent, the Purchaser and the Selling Stockholders. Pursuant to the Stockholders' Agreements, upon the terms and subject to the conditions therein, the Selling Stockholders have indicated that they intend to validly tender and not withdraw Shares owned by such Selling Stockholders pursuant to the Offer and have granted to Parent: (i) an irrevocable proxy to vote for approval of transactions contemplated by the Merger Agreement and to vote against any action or agreement intended or expected to interfere with such transactions and certain extraordinary corporate actions of the Company; and (ii) an option, exercisable in limited circumstances, to purchase all of their Shares.
(4) Includes 1,930,795 shares held by Norwest Equity Partners IV, a Minnesota Limited Partnership, and 1,248,053 shares held by Norwest Equity Partners V, a Minnesota Limited Partnership. Includes 9,384 shares issuable upon the exercise of a warrant. Dr. Haque is a partner of Itasca Partners and Itasca Partners V, which are the General Partners of Norwest Equity Partners IV and Norwest Equity Partners V, respectively. Dr. Haque disclaims beneficial ownership of the shares held by Norwest Equity Partners IV, a Minnesota Limited Partnership and Norwest Equity Partners V, a Minnesota Limited Partnership, except to the extent of his pecuniary interest therein arising from his partnership interests in Itasca Partners and Itasca Partners V.
(5) Includes 2,163,129 shares held by St. Paul Fire and Marine Insurance Company and 301,788 shares held by St. Paul Venture Capital IV, L.L.C. Includes 7,602 shares issuable upon the exercise of a warrant.
(6) Mr. Anderson passed away on December 22, 1998.
(7) Includes 462,317 shares issuable upon the exercise of stock options.
(8) Includes 122,400 shares issuable upon the exercise of stock options.
(9) Includes 226,749 shares issuable upon the exercise of stock options.
(10) Includes 53,200 shares issuable upon the exercise of stock options.
(11) Includes 7,200 shares issuable upon the exercise of stock options.
(12) Includes 40,000 shares held by the Hollis Family Limited Partnership I and 10,000 shares issuable upon the exercise of stock options.
(13) Includes 749,395 shares held by Sutter Hill Ventures, LLP, a California Limited Partnership ("Sutter Hill"), 87,133 shares held by Mr. Younger as Trustee of a living trust, and 424,487 shares held of record for 15 other individuals and entities associated with Sutter Hill. Mr. Younger is a General Partner of Sutter Hill and shares voting and investment power with respect to the shares held by Sutter Hill. Mr. Younger disclaims beneficial ownership of the shares held by Sutter Hill and the individuals and entities associated with Sutter Hill, except as to the shares held of record in his name and as to his partnership interest in Sutter Hill.
(14) Includes 1,041,466 shares issuable upon the exercise of stock options.
(15) Pursuant to the Stockholder Agreements, Parent and Purchaser also have beneficial ownership of these Shares.
(16) Pursuant to a Stockholder Agreement, Parent and Purchaser also have beneficial ownership of 87,133 Shares held by Mr. Younger as Trustee of a living trust.

                 CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

  In April 1996, the Company loaned $70,000 to Richard L. Tanler, the Company's Chairman of the Board and Senior Vice President, Strategic Planning and Marketing. In connection with the loan, Mr. Tanler issued a promissory note to the Company for $70,000, bearing interest at the rate of 5.33% per annum. Such note is payable 60 days after demand by the Company and is secured by certain shares of Common Stock owned by Mr. Tanler. In December 1998, the Company advanced Mr. Tanler an additional $5,000 and another the promissory note was executed on the same terms. As of January 31, 1999, there had been no payments on the loans and the aggregate indebtedness under the loans was $86,040.

  The Company has granted stock options to certain of its executive officers. Such options are described further in "Executive Compensation."

  The Company has employment contracts and severance agreements in effect with the following executive officers: Messrs. Tanler, Ford, Betcher, Parker, Pederson and Terrien. The Company had an employment contract and severance agreement in effect with Mr. Anderson until his death on December 22, 1998. The Company has severance agreements in effect with the following executive officers: Mr. Furtney and Ms. Trick. The employment contracts and severance agreements are described in "Executive Compensation."

  The Company believes that the transactions set forth herein were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans (if any), between the Company and its officers, directors, and principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested Outside Directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

Indemnification

  The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the General Corporation Law of the State of Delaware. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

  The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

  Pursuant to the Merger Agreement, the officers and directors of the Company are given additional indemnification rights. The Merger Agreement is attached as an exhibit to the Schedule 14D-9.

Other Business Relationships

  In January 1999, the Company entered into a strategic partnership agreement with PeopleSoft, Inc., a software development and marketing company. The three-year agreement provides for annual license fees to be paid to the Company, in exchange for a license granting the right to PeopleSoft to embed the Company's products within PeopleSoft's software products. Although he was not involved in negotiating such agreement, Ronald E.F. Codd, a director of the Company, worked at PeopleSoft from September 1991 to December 1998. Mr. Codd's positions at PeopleSoft included Senior Vice President of Finance and Administration and Chief Financial Officer.

  Dr. Fredric R. (Rick) Boswell, a former director of the Company, is the Executive Vice President of St. Paul Venture Capital, Inc., which is an affiliate of St. Paul Fire and Marine Insurance Company and a managing member of St. Paul Venture Capital IV, L.L.C. As of April 1, 1999, entities affiliated with St. Paul Venture Capital, Inc. beneficially owned in excess of 5% of the Company's Common Stock.

                      SECTION 16(a) BENEFICIAL OWNERSHIP
                             REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers, directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Commission and to provide the Company with copies of all such reports. To the Company's knowledge, based solely on its review of copies of reports filed with the Commission during fiscal year 1998, all applicable Section 16(a) filing requirements were satisfied, except that
(1) one report on Form 3, setting forth the appointment of Kurt L. Betcher as Vice President and Chief Financial Officer on January 8, 1999, was not filed on a timely basis and (2) each of the following individuals failed to timely file one report on Form 5 setting forth the November 19, 1998 grant of options to purchase common stock under the Company's 1997 Equity Incentive Plan:
Richard L. Tanler, Larry J. Ford, Richard S. Parker, Robin L. Pederson, Rory
C. (Butch) Terrien, and Mary K. Trick.

                                                                        ANNEX A

                                                                  July 15, 1999

Board of Directors
Information Advantage, Inc.
7905 Golden Triangle Drive
Eden Prairie, MN 55344-7227

Members of the Board:

  We understand that Information Advantage, Inc. (the "Company"), Sterling Software, Inc. ("Acquiror") and Sterling Software Acquisition Corp. (a wholly owned subsidiary of Acquiror, "Merger Sub") are proposing to enter into an Agreement and Plan of Merger (the "Agreement") which will provide, among other things, for the Offer and the Merger (as such terms are defined below). Under the terms, and subject to the conditions, set forth in a draft of the Agreement dated July 15, 1999 (the "Draft Agreement"), (i) Merger Sub will commence a tender offer (the "Offer") to purchase all of the outstanding shares of common stock of the Company, par value $.01 per share ("Company Common Stock"), for $6.50 per share net to the seller in cash, and (ii) following the Offer, Merger Sub will be merged with and into the Company (the "Merger"). Pursuant to the Merger, the Company will become a wholly owned subsidiary of Acquiror and each share of Company Common Stock (other than shares of Company Common Stock held in treasury or owned by Acquiror or any of its subsidiaries or as to which dissenters' rights have been properly exercised ("Dissenting Shares")) shall be converted into the right to receive $6.50 in cash or any higher price for each Share in the Offer, without interest. The terms and conditions of the Offer and the Merger are set out more fully in the Agreement.

  You have asked us whether, in our opinion, the cash consideration to be paid in the Offer and the Merger is fair from a financial point of view and as of the date hereof to the "Holders of Company Common Stock". The "Holders of Company Common Stock" shall be defined as all holders of Company Common Stock other than Acquiror, Merger Sub, any affiliates of Acquiror or Merger Sub and any holders of Dissenting Shares.

  For purposes of this opinion we have, among other things:

    (i) reviewed certain publicly available financial statements and other business and financial information of the Company;

    (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the Company's management;

    (iii) reviewed certain financial forecasts and other forward looking financial information prepared by the Company's management;

    (iv) held discussions with the management of the Company concerning the business, past and current operations, financial condition and future prospects of the Company;

    (v) reviewed the financial terms and conditions set forth in the Draft Agreement;

    (vi)  reviewed the stock price and trading history of the Company;

    (vii) compared the financial performance of the Company and the prices and trading activity of Company Common Stock with that of certain other publicly traded companies comparable with the Company;

    (viii) compared the financial terms of the Offer and the Merger with the financial terms, to the extent publicly available, of other transactions that we deemed relevant;

    (ix) reviewed and considered in the analysis, information prepared by members of management of the Company with respect to the Company and publicly available information with respect to

         Acquiror (including publicly available estimates for Acquiror by research analysts) relating to the relative contributions of the Company and Acquiror in the combined company;

    (x)  prepared a discounted cash flow analysis of the Company;

    (xi) participated in discussions and negotiations among representatives of the Company and Acquiror and their financial and legal advisors; and

    (xii) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

  In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by the Company's management) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. We have relied upon the assurances of the Company's management that it is not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of the Company, nor were we furnished with any such evaluation or appraisal. With respect to the financial forecasts and projections (and the assumptions and bases therefor) for the Company that we have reviewed, upon the advice of the Company's management, we have assumed that such forecasts and projections have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments as to the future financial condition and performance of the Company and we have further assumed that such projections and forecasts will be realized in the amounts and in the time periods currently estimated. With respect to publicly available forecasts and projections for the Acquiror that we have reviewed, we have assumed that such forecasts and projections have been reasonably prepared on the basis of reasonable assumptions and reflect the best currently available estimates and judgments as to the future financial condition and performance of the Acquiror and we have further assumed that such projections and forecasts will be realized in the amounts and in the time periods currently estimated.

  We have assumed that the Offer and the Merger will be consummated upon the terms set forth in the Draft Agreement without material alteration thereof. In addition, we have assumed that the historical financial statements of the Company and Acquiror reviewed by us have been prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied. We have relied as to all legal matters relevant to rendering our opinion on the advice of counsel.

  This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as to the date hereof, to the Holders of Company Common Stock of the cash consideration to be paid in the Offer and the Merger. We do not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the Offer and the Merger or (ii) any tax or other consequences that might result from the Offer and the Merger. Our opinion does not address the relative merits of the Offer and the Merger and the other business strategies that the Company's Board of Directors has considered or may be considering, nor does it address the decision of the Company's Board of Directors to proceed with the Offer and the Merger.

  We are acting as financial advisor to the Company in connection with the Offer and the Merger and will receive (i) a fee contingent upon the delivery of this opinion and (ii) an additional fee contingent upon the consummation of the Offer and the Merger. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement. In the past, we have provided certain investment banking services to the Company for which we have been paid fees, including acting as lead manager for the Company's initial public offering in 1997 and acting as financial advisor to the Company in connection with its acquisition of IQ Software in 1998. We maintain a market in the shares of Company Common Stock. In the ordinary course of business, we may trade in the Company's securities and Acquiror's securities for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in the Company's securities or Acquiror's securities.

  Our opinion expressed herein is provided for the information of the Board of Directors of the Company in connection with its evaluation of the Offer and the Merger. Our opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company whether or not to tender his/her shares of Company Common Stock in the Offer or, if required, how to vote, or whether or not to take any action, with respect to the Offer and the Merger. This opinion may not be summarized, described or referred to or furnished to any party except with our express prior written consent.

  Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the cash consideration to be paid in the Offer and the Merger is fair to the Holders of Company Common Stock from a financial point of view.

                                          Very truly yours,

                                          /S/ BANCBOSTON ROBERTSON STEPHENS
                                             INC.

                                          BANCBOSTON ROBERTSON STEPHENS INC.

                                 EXHIBIT INDEX

 Exhibit
 Number                                Description
 -------                               -----------
 (a)(1)  Offer to Purchase dated July 21, 1999.*
 (a)(2)  Letter of Transmittal.*
 (a)(3)  Press release issued by the Company and Purchaser on July 16, 1999.
 (a)(4)  Opinion of BancBoston Robertson Stephens Inc. dated July 15, 1999.(5)*
 (a)(5)  Letter to Stockholders dated July 21, 1999 from Larry J. Ford,
         President and Chief Executive Officer of the Company.*
         Merger Agreement dated as of July 15, 1999, among Parent, Purchaser
 (c)(l)  and the Company.
 (c)(2)  Form of Stockholders Agreement dated as of July 15, 1999 among
         Purchaser and certain stockholders of the Company (together with a schedule indicating the number of Shares owned by each stodckholder who entered into a Stockholder Agreement).
         Exclusivity Agreement, dated July 7, 1999, by and between the Company
 (c)(3)  and Parent.
 (c)(4)  Form of Indemnification Agreement.(2)
         Article 9 of the Company's Certificate of Incorporation, as amended to
 (c)(5)  date.
 (c)(6)  Article V of the Bylaws of the Company.
 (c)(7)  1992 Stock Option Plan, as amended.(2)
 (c)(8)  1997 Equity Incentive Plan, as amended.(2)
 (c)(9)  1997 Employee Stock Purchase Plan, as amended.(3)
         Employment Agreement between the Company and Larry J. Ford, as
 (c)(10) amended, dated May 23, 1995.(2)
         Amended and Restated Employment Agreement between the Company and
 (c)(11) Richard L. Tanler, dated June 11, 1992.(2)
         Employment Agreement between the Company and Richard S. Parker, dated
 (c)(12) June 11, 1992.(2)
         Employment Agreement between the Company and Rory C. (Butch) Terrien,
 (c)(13) dated June 11, 1992.(2)
 (c)(14) Offer Letter to Robin L. Pederson, dated March 6, 1996.(2)
 (c)(15) Offer Letter to Donald W. Anderson, executed November 4, 1996.(2)
         Severance Agreement between the Company and Larry J. Ford, dated
 (c)(16) November 10, 1997.(2)
 (c)(17) Form of Severance Agreement between the Company and Richard L. Tanler,
         Robin L. Pederson, Rory C. Butch Terrien, Donald W. Anderson, Richard
         S. Parker, Mark Furtney, Mary K. Trick, Keith Deane and Michael Gaard,
         dated November 10, 1997.(2)
 (c)(18) Employment Agreement between the Company and Charles R. Chitty.(2)
         Employment Agreement between the Company and Kurt L. Betcher, dated
 (c)(19) January 8, 1999.(4)
 (c)(20) The Company's Information Statement pursuant to Section 14(F) of the
         Exchange Act and Rule 14F-1 thereunto. (6)*
 (c)(21) First Amendment dated July 15, 1999 to Rights Agreement, dated as of
         March 1, 1999, between Company and Norwest Bank, National Association, a national banking association.

--------
*  Included in copies mailed to stockholders.

(1) Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-62079), filed on August 21, 1998.
(2) Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-37707), filed on October 10, 1997.
(3) Incorporated by reference to the Company's Definitive Schedule 14A (Proxy Statement) filed May 19, 1998.
(4) Incorporated by reference to the Company's Annual Report on Form 10-K, filed on April 28, 1999.
(5) Attached hereto as Annex A.
(6) Attached hereto as Schedule I.